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EXHIBIT 99.1

Fourth Quarter 2012 Report to Shareholders for the period ended December 31, 2012

FOURTH QUARTER 2012
Report to shareholders for the period ended December 31, 2012
February 5, 2013

Suncor Energy reports fourth quarter results

All financial figures are unaudited and presented in Canadian dollars (Cdn$) unless noted otherwise. Production volumes are presented on a working-interest basis, before royalties, unless noted otherwise. Certain financial measures referred to in this document are not prescribed by Canadian generally accepted accounting principles (GAAP). For a description of these non-GAAP financial measures, see the Non-GAAP Financial Measures Advisory section in this Report to Shareholders (this document). See also the Advisories section of this document.

•
Operating earnings (1) of $1.000 billion ($0.65 per common share) and a net loss of $562 million ($0.37 per common share). Net loss includes an after-tax impairment charge of $1.487 billion for the Voyageur upgrader project.

•
Cash flow from operations (1) of $2.235 billion ($1.46 per common share).

•
Average Oil Sands segment production of 378,700 barrels per day (bbls/d). Total average production of 556,500 barrels of oil equivalent per day (boe/d).

•
Refining and Marketing caps record year for earnings and cash flow from operations, benefiting from lower feedstock cost from Suncor's Oil Sands operations.

•
Sanction of the Hebron project offshore Newfoundland and Labrador.

•
Firebag complex achieves 72% production growth from the fourth quarter of 2011. Stage 4 final project costs anticipated to be approximately 15% below budget.

(1)
Non-GAAP financial measures. Operating earnings adjusts net earnings for significant items that are not indicative of operating performance. See page 10 for a reconciliation of net earnings to operating earnings. Return on capital employed excludes capitalized costs related to major projects in progress. See the Non-GAAP Financial Measures Advisory section of this document.

Suncor Energy Inc. recorded fourth quarter 2012 operating earnings of $1.000 billion ($0.65 per common share), compared to $1.427 billion ($0.91 per common share) for the fourth quarter of 2011. The decrease in operating earnings compared to the fourth quarter of 2011 was due primarily to lower average price realizations in Oil Sands, a product mix for Oil Sands that included a lower proportion of sweet synthetic crude oil (SCO), and lower production from offshore assets completing planned maintenance. Suncor continued to absorb much of the impact of lower price realizations in the Oil Sands through its integration with its inland refineries that benefited from lower feedstock costs.

Cash flow from operations was $2.235 billion ($1.46 per common share) for the fourth quarter of 2012, compared to $2.650 billion ($1.69 per common share) for the fourth quarter of 2011. Cash flow from operations decreased due primarily to the same factors affecting operating earnings.

The net loss was $562 million ($0.37 per common share) for the fourth quarter of 2012, compared with net earnings of $1.427 billion ($0.91 per common share) for the fourth quarter of 2011. The net loss included an after-tax impairment charge of $1.487 billion for the Voyageur upgrader project. Return on capital employed (ROCE) (excluding major projects in progress) for the twelve months ended December 31, 2012 was 7.3%, compared to 13.8% for the twelve months ended December 31, 2011. The impairment of the Voyageur upgrader project impacted ROCE by approximately 4%.

"Our integrated model combined with our focus on operational excellence continues to add value to Suncor," said Steve Williams, Suncor president and chief executive officer. "First, our ability to capture margins through the integration of our oil sands feedstock to our inland refineries contributed significantly to generating close to $10 billion in cash flow from operations in 2012. Second, we have increased nameplate capacity of our Edmonton refinery by 5,000 barrels per day due to our focus on operational excellence. And finally, we've seen record oil sands production for the year while at the same time, our dedication to managing costs is anticipated to result in a capital savings on Firebag Stage 4 of approximately 15%."

Suncor's total upstream production during the fourth quarter of 2012 averaged 556,500 boe/d, compared to 576,500 boe/d during the fourth quarter of 2011.

Oil Sands production (excluding Suncor's proportionate share of production from Syncrude) contributed an average of 342,800 bbls/d in the fourth quarter of 2012, compared with fourth quarter 2011 production of 326,500 bbls/d. The increase in Oil Sands production was primarily due to the ramp up of production from the Firebag complex, partially offset by the impacts of planned and unplanned maintenance at upgrading facilities. At Firebag, average bitumen production increased to 123,400 bbls/d in the fourth quarter of 2012 from 113,000 bbls/d in the third quarter of 2012 and 71,700 bbls/d in the fourth quarter of 2011.

Cash operating costs(1) for Oil Sands operations averaged $38.00/bbl in the fourth quarter of 2012, compared to $39.00/bbl in the fourth quarter of 2011. Cash operating costs per barrel were lower due to higher production volumes from the ramp up of Firebag volumes and consistent total cash operating costs, as compared to the fourth quarter of 2011.

Suncor's proportionate share of production from Syncrude contributed an average of 35,900 bbls/d of production during the fourth quarter of 2012, compared to 30,300 bbls/d in the fourth quarter of 2011.

The Exploration and Production segment contributed production of 177,800 boe/d in the fourth quarter of 2012, compared with production of 219,700 boe/d in the fourth quarter of 2011. The decrease was primarily due to planned maintenance events at Buzzard and Terra Nova, which were completed in the fourth quarter of 2012, and subsequent delays ramping up production, the ongoing suspension of the company's operations in Syria as a result of political unrest and international sanctions, and production declines in North America Onshore, partially offset by the restart of operations in Libya.

"Although we are pleased with our underlying cost discipline and performance trends," added Williams, "we know there are areas we need to improve. Our reliability at our oil sands upgraders and the delays associated with our Terra Nova planned maintenance were disappointing. However, we remain committed to a relentless focus on operational excellence to improve performance."

(1)
Non-GAAP financial measure. See the Non-GAAP Financial Measures Advisory Section of this document.

             Suncor Energy Inc.
 002    2011 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

In the company's downstream Refining and Marketing segment, total refined product sales averaged 87,000 cubic metres per day during the fourth quarter of 2012, compared to 81,600 cubic metres per day in the fourth quarter of 2011. This increase was due primarily to lower production in the fourth quarter of 2011 resulting from third-party hydrogen supply issues at the Edmonton refinery. Results for the segment continued to be strong, reflecting lower feedstock costs for Suncor's inland refineries and strong refinery utilization. Effective January 1, 2013, Suncor increased the nameplate capacity of the Edmonton refinery to 140,000 bbls/d from 135,000 bbls/d, due to demonstrated reliability and continuous improvement in operating efficiency.

Strategy and Operational Update

The company announced a $7.3 billion capital and exploration budget for 2013. Approximately $3.3 billion of this capital is expected to be directed towards growth projects, with a continued focus on capital discipline and the execution of high return projects. Approximately half of Suncor's growth capital is earmarked for advancing projects in the Exploration and Production segment, including Hebron, Golden Eagle, and development drilling and facilities at other East Coast Canada assets. Growth capital plans in the Oil Sands are balanced between advancing development plans for Oil Sands Ventures, building new infrastructure to enhance marketing flexibility and takeaway capacity, and commencing work on a variety of debottlenecking projects. Growth capital in the Refining and Marketing segment is expected to be focused on projects to prepare the Montreal refinery to receive shipments of western crude feedstock.

As previously announced, Suncor has been working with its respective partners to undertake detailed reviews of each of its planned Oil Sands Ventures growth projects, focusing on cost and quality with a view to generating long-term value for shareholders.

With respect to the Fort Hills mining project, the partners expect a sanction decision to occur in the second half of 2013. Suncor plans to provide an update on the targeted timing for a sanction decision on the Joslyn project when available.

Suncor's view is that the economic outlook for the Voyageur upgrader project is challenged. Suncor and its partner continue to work diligently towards determining an outcome for the project. The partners have been considering options for the project, including the implications of cancellation or indefinite deferral. No formal decisions regarding the project have been made and the partners continue to work toward a decision by the end of the first quarter of 2013. The Voyageur upgrader project cannot be sanctioned to proceed without the approval of both partners and in the case of Suncor, Suncor's board of directors. In the interim, Suncor and its partner have agreed to minimize expenditures on the project pending a decision.

Given the challenging economic outlook for the Voyageur upgrader project, at the end of the fourth quarter of 2012, the company performed an impairment test. Based on an assessment of expected future net cash flows, the company recorded an after-tax impairment charge of $1.487 billion, after which the company's carrying value for net assets relating to the Voyageur upgrader project as at December 31, 2012 was approximately $345 million.

At In Situ, the company commissioned the Firebag Stage 4 cogeneration units in the fourth quarter ahead of schedule, and is currently injecting steam into both well pads for Stage 4. Stage 4 continued to progress as the company achieved first oil from Stage 4 wells late in the fourth quarter of 2012. Stage 4 central processing facilities operated at 10% capacity throughout the quarter. The project is nearly complete and expected to come in approximately 15% under the most recent budget estimate of $2.0 billion. The company anticipates that bitumen production from the Firebag complex will continue to grow during 2013 and reach production capacity of approximately 180,000 bbls/d over the next year.

New assets were brought into service to support Oil Sands operations during the quarter: the Wood Buffalo pipeline, which connects the company's Athabasca terminal at the base plant in Fort McMurray to other third-party pipeline infrastructure in Cheecham, Alberta, and the first two of four new storage tanks in Hardisty, Alberta, which will connect to the Enbridge mainline pipeline in 2013.

"During the quarter we made good progress by constructing new infrastructure to enhance the takeaway capacity and marketing flexibility of our oil sands operations," said Williams. "These developments, coupled with our integrated model

Suncor Energy Inc.
                                                                                                                                       2011 Fourth Quarter    003

put Suncor in an advantaged position as the industry works to address the challenges of moving oil sands crudes out of Alberta."

In the company's East Coast Canada operations, the company and the joint owners of Hebron announced project sanction in the fourth quarter of 2012; Suncor has a 22.729% interest in Hebron. The development plan includes a concrete gravity-based structure supporting an integrated topside deck to be used for production, drilling and accommodations. The estimated gross oil production capacity for Hebron is 150,000 bbls/d. Suncor's share of the project cost estimate provided by the project operator is approximately $3.2 billion. First oil is expected in late 2017. At Terra Nova, production from the largest of three drill centres resumed following the completion of the dockside maintenance program earlier in the year. The second drill centre was connected in January and is currently being commissioned. The third drill centre is expected to be reconnected in the third quarter of 2013, when damaged flow lines can be replaced. Despite the impact on production, the company currently expects to meet guidance.

In the company's International operations, although planned maintenance at Buzzard was completed in late October, the restart of production was delayed by power supply interruptions; however, production exiting 2012 was over 60,000 boe/d, which exceeded production rates prior to planned maintenance. In Libya, Suncor is currently working to restart exploration drilling in the first quarter of 2013. Production from Libya averaged 44,400 bbls/d during the fourth quarter of 2012, the highest level since the merger with Petro-Canada in 2009. Although Suncor's operations in Syria remain suspended, the company received $300 million of risk mitigation proceeds related to its Syrian assets during the quarter. The proceeds are subject to a provisional repayment should operations in Syria resume and, therefore, are recognized as a liability. As a result, Suncor reversed $177 million of the impairment charges it recorded against its assets in Syria earlier in the year.

In the company's North America Onshore operations, new wells in the Cardium oil formation in Western Canada were tied in and began producing in December 2012.

Suncor continued to return cash to shareholders through dividends and share repurchases. The company repurchased $408 million of its common shares in the fourth quarter of 2012, and returned more than $2.0 billion to shareholders through share repurchases and dividends in 2012.

Other Item

In January 2013, the company received a proposal letter from the Canada Revenue Agency (CRA) relating to the income tax treatment of the realized losses in 2007 on the settlement of the Buzzard derivative contracts. The company strongly disagrees with the CRA's position and will respond to the proposal letter; however, the CRA may proceed to issue a notice of reassessment (NOR) to increase the amount payable by approximately $1.2 billion. The company firmly believes it will be able to successfully defend its original filing position so that ultimately no increased income tax payable will result from the CRA's actions. However, notwithstanding the filing of an objection to dispute this matter, the company would be required to make a minimum payment of 50% of the amount payable under the NOR, estimated to be $600 million, which would remain on account until the dispute is resolved.

Corporate Guidance

Suncor has revised the corporate guidance it previously issued on December 3, 2012. Effective January 1, 2013, Suncor increased the nameplate capacity of the Edmonton refinery to 140,000 bbls/d from 135,000 bbls/d, due to demonstrated reliability and continuous improvements in operating efficiency. As a result, Suncor revised the company's guidance to reflect a decrease in refinery utilization. Guidance for refinery throughput was not revised.

For further details regarding Suncor's 2013 revised corporate guidance, including certain outlook assumptions and other information, see www.suncor.com/guidance.

             Suncor Energy Inc.
 004    2011 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

FOURTH QUARTER DISCUSSION
February 5, 2013

Table of Contents

1.	Advisories	5
2.	Fourth Quarter Highlights	7
3.	Consolidated Financial Information	9
4.	Segment Results and Analysis	14
5.	Capital Investment Update	28
6.	Financial Condition and Liquidity	30
7.	Quarterly Financial Data	33
8.	Non-GAAP Financial Measures Advisory	34
9.	Forward-Looking Information	37

1. ADVISORIES

References to "we", "our", "Suncor", or "the company" mean Suncor Energy Inc., and the company's subsidiaries and interests in associates and jointly controlled entities, unless the context otherwise requires.

Basis of Presentation

Unless otherwise noted, all financial information has been prepared in accordance with Canadian generally accepted accounting principles (GAAP), specifically International Accounting Standard (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board, which is within Part 1 of the Canadian Institute of Chartered Accountants Handbook, which itself is within the framework of International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

All financial information is reported in Canadian dollars, unless otherwise noted. Production volumes are presented on a working-interest basis, before royalties, unless otherwise noted. Certain prior year amounts in the Consolidated Statements of Comprehensive Income have been reclassified to conform to the current year's presentation.

Non-GAAP Financial Measures

Certain financial measures in this document – namely operating earnings, cash flow from operations, return on capital employed (ROCE) and Oil Sands cash operating costs – are not prescribed by GAAP. Operating earnings and Oil Sands cash operating costs are defined in the Non-GAAP Financial Measures Advisory section of this document and reconciled to GAAP measures in the Segment Results and Analysis section of this document. Cash flow from operations and ROCE are defined and reconciled to GAAP measures in the Non-GAAP Financial Measures Advisory section of this document.

These non-GAAP financial measures are included because management uses the information to analyze operating performance, leverage and liquidity. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Suncor Energy Inc.
                                                                                                                                       2011 Fourth Quarter    005

Common Abbreviations

The following is a list of abbreviations that may be used in this document:

Measurement
bbl	barrel
bbls/d	barrels per day
mbbls/d	thousands of barrels per day
boe	barrels of oil equivalent
boe/d	barrels of oil equivalent per day
mboe	thousands of barrels of oil equivalent
mboe/d	thousands of barrels of oil equivalent per day
mcf	thousands of cubic feet of natural gas
mcfe	thousands of cubic feet of natural gas equivalent
mmcf	millions of cubic feet of natural gas
mmcf/d	millions of cubic feet of natural gas per day
mmcfe	millions of cubic feet of natural gas equivalent
mmcfe/d	millions of cubic feet of natural gas equivalent per day
m3	cubic metres
m3/d	cubic metres per day
MW	megawatts
Places and Currencies
U.S.	United States
U.K.	United Kingdom
B.C.	British Columbia
$ or Cdn$	Canadian dollars
US$	United States dollars
£	Pounds sterling
€	Euros
Financial and Business Environment
Q4	Three months ended December 31
YTD	Twelve months ended December 31
DD&A	Depreciation, depletion and amortization
WTI	West Texas Intermediate
WCS	Western Canada Select
SCO	Synthetic crude oil
NYMEX	New York Mercantile Exchange

Risk Factors and Forward-Looking Information

The company's financial and operational performance is potentially affected by a number of factors, including, but not limited to, the volatility of commodity prices and exchange rate fluctuations; government regulation, including changes to royalty and income tax legislation; environmental regulation, including changes to climate change and reclamation legislation; risks associated with operating in foreign countries, including geopolitical and other political risks; operating hazards and other uncertainties, including extreme weather conditions, fires, explosions and oil spills; risks associated with the execution of major projects; reputational risk; permit approval; labour and materials supply; and other factors described within the Forward-Looking Information section of this document. A more detailed discussion of the risk factors affecting the company is presented in the Risk Factors section of Suncor's 2011 annual Management's Discussion and Analysis (the 2011 annual MD&A).

This document contains forward-looking information based on Suncor's current expectations, estimates, projections and assumptions. This information is subject to a number of risks and uncertainties, including those discussed in this document and Suncor's other disclosure documents, many of which are beyond the company's control. Users of this information are cautioned that actual results may differ materially. Refer to the Forward-Looking Information section of this document for information on the material risk factors and assumptions underlying our forward-looking information.

Measurement Conversions

Certain crude oil and natural gas liquids volumes have been converted to mcfe or mmcfe on the basis of one bbl to six mcf. Also, certain natural gas volumes have been converted to boe or mboe on the same basis. Any figure presented in mcfe, mmcfe, boe or mboe may be misleading, particularly if used in isolation. A conversion ratio of one bbl of crude oil or natural gas liquids to six mcf of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, conversion on a 6:1 basis may be misleading as an indication of value.

             Suncor Energy Inc.
 006    2011 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

2. FOURTH QUARTER HIGHLIGHTS

•
Fourth quarter financial results.

•
The consolidated net loss for the fourth quarter of 2012 was $562 million, compared to net earnings of $1.427 billion for the fourth quarter of 2011. The fourth quarter of 2012 included an after-tax impairment charge of $1.487 billion against the Voyageur upgrader project.

•
Operating earnings (1) for the fourth quarter of 2012 were $1.000 billion, compared to $1.427 billion for the fourth quarter of 2011. Operating earnings were lower, due primarily to lower average price realizations in Oil Sands, a product mix for Oil Sands with a lower proportion of sweet SCO, and lower production from offshore assets completing planned maintenance. Suncor continued to absorb much of the impact of lower price realizations in the Oil Sands through its integration with its inland refineries that benefited from lower feedstock costs.

•
Cash flow from operations (1) was $2.235 billion for the fourth quarter of 2012, compared to $2.650 billion for the fourth quarter of 2011.

•
ROCE (1) (excluding major projects in progress) for the twelve months ended December 31, 2012 decreased to 7.3%, compared to 13.8% for the twelve months ended December 31, 2011.

(1)
Operating earnings, cash flow from operations, and ROCE are non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this document.

•
Net debt at December 31, 2012 was $6.632 billion, compared to $6.976 billion at December 31, 2011 and $5.025 billion at September 30, 2012. Net debt increased during the quarter due primarily to higher capital expenditures and an increase in non-cash working capital.

•
Suncor's integrated model reduces the impact of the weak Western Canadian crude pricing.  Despite lower WTI crude prices and wider light/heavy differentials compared with the fourth quarter of 2011, Suncor continued to benefit from its integrated model through high refining margins in its inland refineries due to low feedstock costs.

•
Suncor impairs its carrying value for the Voyageur upgrader project.  As a result of the challenging economic outlook for the Voyageur upgrader project, the company performed an impairment test. Based on an assessment of expected future net cash flows, the company recorded an after-tax impairment charge of $1.487 billion.

•
Ramp up of production growth from Firebag.  Suncor achieved first oil from Firebag Stage 4 in December 2012 ahead of schedule, and Stage 4 central processing facilities operated at 10% capacity throughout the quarter. Bitumen production from Firebag increased by 72% to an average of 123,400 bbls/d in the fourth quarter of 2012, compared to 71,700 bbls/d in the fourth quarter of 2011. The company anticipates that, as production from new wells ramps up, bitumen production from the Firebag complex will continue to grow during 2013 and reach production capacity of approximately 180,000 bbls/d over the next year.

•
Maintenance at upgrading facilities impacts Oil Sands production.  Planned and unplanned maintenance at primary and secondary upgrading facilities constrained overall SCO production during the quarter and contributed to a product mix comprised of a lower proportion of sweet SCO.

•
New Oil Sands logistics infrastructure brought into service.  During the quarter, the following new assets were brought into service: the Wood Buffalo pipeline, which connects the company's Athabasca terminal at the base plant in Fort McMurray to other third-party pipeline infrastructure in Cheecham, Alberta, and the first two of four new storage tanks in Hardisty, Alberta, which will connect to the Enbridge mainline pipeline in 2013.

Suncor Energy Inc.
                                                                                                                                       2011 Fourth Quarter    007

•
Hebron project receives sanction.  On December 31, 2012, the joint owners of the Hebron project, in which Suncor owns a 22.729% interest, sanctioned the development plan that includes a concrete gravity-based structure supporting an integrated topside deck to be used for production, drilling and accommodations. The estimated gross oil production capacity for Hebron is 150,000 bbls/d. Suncor's share of the project cost estimate provided by the project operator is approximately $3.2 billion. First oil is expected in late 2017.

•
Edmonton refinery capacity increased.  Effective January 1, 2013, Suncor increased the nameplate capacity of the Edmonton refinery to 140,000 bbls/d from 135,000 bbls/d, due to demonstrated reliability and continuous improvements in operating efficiency.

•
Capital and exploration budget for 2013 announced at $7.3 billion.  The company announced a $7.3 billion capital and exploration budget for 2013. Approximately $3.3 billion of this capital is expected to be directed towards growth projects, with a continued focus on capital discipline and the execution of high return projects. Approximately half of Suncor's growth capital is earmarked for advancing projects in the Exploration and Production segment, including Hebron, Golden Eagle, and development drilling and facilities at other East Coast Canada assets. Growth capital plans in the Oil Sands are balanced between advancing development plans for Oil Sands Ventures, building new infrastructure to enhance marketing flexibility and takeaway capacity, and commencing work on a variety of debottlenecking projects. Growth capital in the Refining and Marketing segment is expected to be focused on projects to prepare the Montreal refinery to receive shipments of western crude feedstock.

             Suncor Energy Inc.
 008    2011 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

3. CONSOLIDATED FINANCIAL INFORMATION

Financial Highlights

	Three months ended December 31		Twelve months ended December 31
($ millions)	2012	2011	2012	2011

Net earnings (loss)
Oil Sands	(1 040)	790	458	2 603
Exploration and Production	148	284	138	306
Refining and Marketing	448	307	2 129	1 726
Corporate, Energy Trading and Eliminations	(118)	46	58	(331)

Total	(562)	1 427	2 783	4 304

Operating earnings (loss) (1)
Oil Sands	447	835	2 015	2 737
Exploration and Production	143	372	850	1 358
Refining and Marketing	448	307	2 144	1 726
Corporate, Energy Trading and Eliminations	(38)	(87)	(119)	(147)

Total	1 000	1 427	4 890	5 674

Cash flow from (used in) operations (1)
Oil Sands	1 090	1 417	4 407	4 572
Exploration and Production	529	780	2 227	2 846
Refining and Marketing	641	534	3 150	2 574
Corporate, Energy Trading and Eliminations	(25)	(81)	(39)	(246)

Total	2 235	2 650	9 745	9 746

(1)
Non-GAAP financial measures. Operating earnings are reconciled to net earnings below. See the Non-GAAP Financial Measures Advisory section of this document.

Operating Highlights

	Three months ended December 31		Twelve months ended December 31
	2012	2011	2012	2011

Production volumes by segment
Oil Sands (mbbls/d)	378.7	356.8	359.2	339.3
Exploration and Production (mboe/d)	177.8	219.7	189.9	206.7

Total (mboe/d)	556.5	576.5	549.1	546.0

Production mix
Crude oil and liquids / natural gas (%)	92/8	88/12	91/9	87/13

Average price realizations by segment
Oil Sands ($/bbl)	77.37	98.02	82.75	90.07
Exploration and Production ($/boe)	83.87	84.67	84.05	79.95

Suncor Energy Inc.
                                                                                                                                       2011 Fourth Quarter    009

Consolidated Operating Earnings Reconciliation (1)

	Three months ended December 31		Twelve months ended December 31
($ millions)	2012	2011	2012	2011

Net (loss) earnings as reported	(562)	1 427	2 783	4 304
Unrealized foreign exchange loss (gain) on U.S. dollar denominated long-term debt	80	(156)	(157)	161
Impairments (net of reversals) write-offs and provisions (2)	1 482	115	2 176	629
Impact of income tax rate adjustments on deferred income taxes (3)	—	—	88	442
Adjustments to provisions for assets acquired through the merger	—	31	—	31
Loss on significant disposals (4)	—	10	—	107

Operating earnings	1 000	1 427	4 890	5 674

(1)
Operating earnings is a non-GAAP financial measure. All reconciling items are presented on an after-tax basis. See the Non-GAAP Financial Measures Advisory section of this document.

(2)
The 2012 adjustments reflect the impairments, net of reversals, recorded in the fourth quarter of 2012 as outlined on page 11, in addition to the impairment and write-off of assets in Syria recorded earlier in 2012. The 2011 adjustments reflect the impairment of assets in Libya, in addition to the impairments and write-offs recorded in the fourth quarter of 2011 as outlined below.

(3)
Adjustments to the company's deferred income taxes resulting from the elimination of a tax rate reduction in Ontario for 2012 and from the increase in the U.K. tax rate on oil and gas profits from the North Sea for 2011.

(4)
Significant disposals in 2011 consisted of the partial disposition of the company's interests in the Voyageur upgrader and Fort Hills mining projects, and the sale of non-core assets in Western Canada and the U.K. portion of the North Sea.

(1)
Factors represent after-tax variances and include the impacts of operating earnings adjustments. These factors are analyzed in the narrative following this bridge analysis. This bridge analysis is provided because management uses this presentation to analyze performance.

(2)
Calculated based on production volumes and mix for the Oil Sands and Exploration and Production segments, and sales volumes for the Refining and Marketing segment.

(3)
Includes upstream price realizations before royalties, refining and marketing margins, other operating revenues, and the net impacts of sales and purchases of third-party crude.

(4)
The Inventory variance factor reflects the opportunity cost of building production volumes in inventory or the additional margin earned by drawing down inventory produced in previous periods. The calculation of the Inventory variance factor in this bridge analysis permits the company to present the Volumes variance factor for upstream assets based on production volumes, rather than based on sales volumes.

(5)
The Operating Expense factor includes transportation expense, project start-up costs, and operating, selling and general expense (adjusted for impacts of changes in inventory).

(6)
This factor also includes operational foreign exchange gains and losses, changes in gains and losses on disposal of assets that are not operating earnings adjustments, impacts of changes in statutory income tax rates, and other income tax adjustments.

             Suncor Energy Inc.
 010    2012 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Net and Operating Earnings

The consolidated net loss for Suncor for the fourth quarter of 2012 was $562 million, compared to net earnings of $1.427 billion for the fourth quarter of 2011. Consolidated net earnings for the fourth quarter of 2012 decreased primarily due to an after-tax impairment charge of $1.487 billion for the Voyageur upgrader project and the factors that affected operating earnings, which are described below.

Suncor's consolidated operating earnings for the fourth quarter of 2012 were $1.000 billion, compared to $1.427 billion for the fourth quarter of 2011. Negative factors impacting operating earnings in the fourth quarter of 2012, compared with the fourth quarter of 2011, included:

•
Average price realizations for production from Oil Sands operations were lower in the fourth quarter of 2012, due primarily to lower benchmark prices for WTI, lower premiums for sweet SCO relative to WTI, and wider light/heavy differentials that impacted prices for sour SCO and bitumen.

•
The SCO product mix for Oil Sands included a lower proportion of sweet SCO in the fourth quarter of 2012, due mainly to planned and unplanned maintenance at primary and secondary upgrading facilities, and the ramp up of bitumen production from the Firebag complex.

•
Production volumes for the Exploration and Production segment were lower in the fourth quarter of 2012, due primarily to planned maintenance programs at Buzzard and Terra Nova, the suspension of operations in Syria, and production declines in North America Onshore, partially offset by the restart of operations in Libya.

•
DD&A and exploration expenses were higher in the fourth quarter of 2012, due mainly to recently commissioned Oil Sands assets.

The negative factors noted above were partially offset by the following:

•
Operating expenses were lower in the fourth quarter of 2012, due primarily to lower share-based compensation expense, lower Oil Sands non-production and transportation costs, the receipt of insurance proceeds related to the drilling rig fire in the first half of 2012, and the write-off of accounts receivable for Syria recorded in the fourth quarter of 2011.

•
Royalties were lower in the fourth quarter of 2012, due primarily to lower prices for bitumen that are used to determine royalties for Oil Sands production, and lower production volumes in Exploration and Production associated with planned maintenance at Terra Nova and the suspension of operations in Syria.

•
Refining margins were higher in the fourth quarter of 2012, primarily due to lower feedstock costs for Canadian-based crude and, to a lesser extent, higher crack spreads. However, refining margins were negatively impacted by the declining crude price environment for North American crude feedstock over the fourth quarter of 2012, whereas refining margins were positively impacted by an increasing crude price environment over the fourth quarter of 2011. In a declining crude price environment, inventories produced during periods of higher feedstock costs are sold and replaced with inventories purchased at relatively lower feedstock costs.

Operating Earnings Adjustments

The after-tax unrealized foreign exchange loss on the revaluation of U.S. dollar denominated long-term debt was $80 million for the fourth quarter of 2012. The after-tax unrealized foreign exchange gain on the revaluation of U.S. dollar denominated long-term debt was $156 million for the fourth quarter of 2011.

In addition, in the fourth quarter of 2012:

•
Based on the company's view that the economic outlook for the construction of the Voyageur upgrader is challenged, an impairment test was performed and Suncor recorded an after-tax impairment charge of $1.487 billion against the Voyageur upgrader project.

Suncor Energy Inc.
                                                                                                                                       2012 Fourth Quarter    011

•
Suncor reversed $177 million of the impairment charges it recorded against its assets in Syria earlier in the year due to a revised assessment of the net recoverable value of the company's assets following the receipt of risk mitigation proceeds.

•
Suncor recorded after-tax impairment charges of $65 million to reflect future development uncertainty for certain exploration assets in East Coast Canada and North America Onshore, and an after-tax impairment charge of $63 million for certain North America Onshore properties due to a decline in price forecasts.

•
Suncor recorded an after-tax provision of $44 million for estimated future commitments relating to unutilized pipeline capacity for the delivery of natural gas into U.S. markets in its North America Onshore business.

In the fourth quarter of 2011:

•
Suncor recorded after-tax impairment charges of $68 million against certain North America Onshore properties due to the decrease in the forward price for natural gas at that time.

•
Suncor recorded after-tax write-offs of $35 million and $23 million against crude inventories in the Oil Sands and Corporate, Energy Trading and Eliminations segments, respectively, due to third-party pipeline adjustments.

•
Suncor recorded an after-tax provision of $31 million in the Exploration and Production segment related to a royalty dispute concerning the deductibility of certain costs for a period before the merger with Petro-Canada.

After-tax share-based compensation expense by segment

	Three months ended December 31		Twelve months ended December 31
($ millions)	2012	2011	2012	2011

Oil Sands	16	25	107	4
Exploration and Production	2	4	16	7
Refining and Marketing	8	15	54	1
Corporate, Energy Trading and Eliminations	7	19	106	8

Total share-based compensation expense	33	63	283	20

Cash Flow from Operations

Consolidated cash flow from operations was $2.235 billion for the fourth quarter of 2012, compared to $2.650 billion for the fourth quarter of 2011. The decrease in cash flow from operations was due primarily to lower average price realizations in Oil Sands, a product mix for Oil Sands with a lower proportion of sweet SCO and lower production from offshore assets completing planned maintenance.

             Suncor Energy Inc.
 012    2012 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Business Environment

Commodity prices, refining crack spreads and foreign exchange rates are important factors that affect the results of Suncor's operations.

		Average for three months ended December 31		Average for twelve months ended December 31
		2012	2011	2012	2011

WTI crude oil at Cushing	US$/bbl	88.20	94.05	94.20	95.10
Dated Brent crude oil at Sullom Voe	US$/bbl	110.10	109.00	111.70	111.15
Dated Brent/Maya crude oil FOB price differential	US$/bbl	17.30	5.55	12.15	12.50
Canadian 0.3% par crude oil at Edmonton	Cdn$/bbl	84.35	98.20	86.60	95.75
WCS at Hardisty	US$/bbl	70.05	83.60	73.15	77.95
Light/heavy crude oil differential for WTI at Cushing less WCS at Hardisty	US$/bbl	18.15	10.45	21.05	17.25
Condensate at Edmonton	US$/bbl	98.10	108.70	100.75	105.30
Natural gas (Alberta spot) at AECO	Cdn$/mcf	3.05	3.40	2.40	3.65
New York Harbor 3-2-1 crack (1)	US$/bbl	35.95	22.80	32.90	27.00
Chicago 3-2-1 crack (1)	US$/bbl	27.85	19.20	27.40	24.65
Portland 3-2-1 crack (1)	US$/bbl	29.85	26.45	33.40	28.40
Gulf Coast 3-2-1 crack (1)	US$/bbl	27.35	20.40	29.00	24.80
Exchange rate	US$/Cdn$	1.00	0.98	1.00	1.01
Exchange rate (end of period)	US$/Cdn$	1.01	0.98	1.01	0.98

(1)
3-2-1 crack spreads are indicators of the refining margin generated by converting three barrels of WTI into two barrels of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.

The business environment for Oil Sands production was challenging in the fourth quarter of 2012, compared with the fourth quarter of 2011; however, Suncor's integration with inland refineries in the Refining and Marketing segment enabled Suncor to absorb much of the impact through lower feedstock costs.

In the fourth quarter of 2012, the average WTI price was at its lowest level over the last two years, and the differential between WTI and WCS reached its highest levels over the same period. In addition, in the fourth quarter of 2011, sweet SCO and Canadian light par crude sold at a higher premium relative to WTI, compared with the fourth quarter of 2012. Finally, bitumen realizations for the fourth quarter of 2012 were approximately 30% lower than the same period in 2011, reflecting lower WTI prices, and wider light/heavy differentials.

The business environment for crude oil production from the Exploration and Production segment, which is primarily influenced by the price for Brent crude, was stronger relative to the business environment for Oil Sands. The average price for Brent crude for the fourth quarter of 2012 was consistent with the fourth quarter of 2011. The average premium for Brent crude compared to WTI for the fourth quarter of 2012 was approximately 46% higher than the same period in 2011. The business environment for natural gas sales for North America Onshore production remained challenged in the fourth quarter of 2012, with a slight reduction in the AECO benchmark from the fourth quarter of 2011, but an improvement relative to the third quarter of 2012.

The business environment for the Refining and Marketing segment continued to be strong in the fourth quarter of 2012. Prices for refined products reflected the higher priced Brent crude feedstock of coastal North American markets, which continued to positively benefit Suncor's inland refineries (Sarnia, Edmonton and Commerce City). Crack spreads were higher than those from the fourth quarter of 2011 in all of the major markets into which Suncor sells refined products. However, crack spreads declined relative to the third quarter of 2012.

Suncor Energy Inc.
                                                                                                                                       2012 Fourth Quarter    013

4. SEGMENT RESULTS AND ANALYSIS

OIL SANDS

Financial Highlights

	Three months ended December 31		Twelve months ended December 31
($ millions)	2012	2011	2012	2011

Gross revenues	2 725	3 333	11 502	12 003
Less: Royalties	(65)	(278)	(684)	(799)

Operating revenues, net of royalties	2 660	3 055	10 818	11 204

Net (loss) earnings	(1 040)	790	458	2 603

Operating earnings (1)
Oil Sands	383	787	1 797	2 425
Oil Sands Ventures	64	48	218	312

	447	835	2 015	2 737

Cash flow from operations (1)	1 090	1 417	4 407	4 572

(1)
Non-GAAP financial measures. Operating earnings are reconciled to net earnings below. See the Non-GAAP Financial Measures Advisory section of this document.

The net loss for the Oil Sands segment was $1.040 billion for the fourth quarter of 2012, compared with net earnings of $790 million for the fourth quarter of 2011. The net loss in the fourth quarter of 2012 included an after-tax impairment charge of $1.487 billion against the Voyageur upgrader project.

Oil Sands operating earnings for the fourth quarter of 2012 were $447 million, compared to $835 million for the fourth quarter of 2011. Oil Sands operations contributed $383 million to operating earnings for the fourth quarter of 2012, while Oil Sands Ventures contributed $64 million. The decrease in operating earnings for Oil Sands operations was due primarily to lower average price realizations, lower overall margins due to product mix, and higher DD&A, partially offset by lower royalties. The increase in operating earnings for Oil Sands Ventures primarily reflected higher production, partially offset by lower average price realizations.

Cash flow from operations for the Oil Sands segment for the fourth quarter of 2012 was $1.090 billion, compared to $1.417 billion for the fourth quarter of 2011, and decreased mainly due to lower average price realizations and lower overall margins due to product mix.

Operating Earnings

Operating Earnings Reconciliation

	Three months ended December 31		Twelve months ended December 31
($ millions)	2012	2011	2012	2011

Net (loss) earnings as reported	(1 040)	790	458	2 603
Impairments (net of reversals), write-offs and provisions	1 487	35	1 487	35
Impact of income tax rate adjustments on deferred income taxes	—	—	70	—
Loss on significant disposals	—	10	—	99

Operating earnings (1)	447	835	2 015	2 737

(1)
Non-GAAP financial measure. See the Non-GAAP Financial Measures Advisory section of this document.

             Suncor Energy Inc.
 014    2012 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

(1)
Factors represent after-tax variances and include the impacts of operating earnings adjustments. These factors are analyzed in the narrative following this bridge analysis. This bridge analysis is provided because management uses this presentation to analyze performance.

(2)
Includes price realizations before royalties, other operating revenues, and the net impacts of sales and purchases of third-party crude.

(3)
The Inventory variance factor reflects the opportunity cost of building production volumes in inventory or the additional margin earned by drawing down inventory produced in previous periods. The calculation of the Inventory variance factor in this bridge analysis permits the company to present the Volumes variance factor based on production volumes, rather than based on sales volumes.

(4)
The Operating Expense factor includes transportation expense, project start-up costs, and operating, selling and general expense (adjusted for impacts of changes in inventory).

(5)
This factor also includes changes in gains and losses on disposal of assets that are not operating earnings adjustments, impacts of changes in effective income tax rates, and other income tax adjustments.

Production Volumes (1)

	Three months ended December 31		Twelve months ended December 31
(mbbls/d)	2012	2011	2012	2011

Upgraded product (sweet SCO, sour SCO and diesel)	281.1	310.1	276.7	279.7
Non-upgraded bitumen	61.7	16.4	48.1	25.0

Oil Sands	342.8	326.5	324.8	304.7
Oil Sands Ventures – Syncrude	35.9	30.3	34.4	34.6

Total	378.7	356.8	359.2	339.3

(1)
Bitumen production from Oil Sands Base operations is upgraded, while bitumen production from In Situ operations is upgraded or sold directly to customers. Yields of SCO and diesel from Suncor's upgrading processes are approximately 79% of bitumen feedstock input. See also the Bitumen from Operations table presented below.

Production volumes for Oil Sands operations averaged 342,800 bbls/d for the fourth quarter of 2012, compared to 326,500 bbls/d for the fourth quarter of 2011, and increased primarily due to the ongoing ramp up of production from the Firebag complex.

In the fourth quarter of 2012, planned and unplanned maintenance at primary and secondary upgrading facilities impacted total production volumes and product mix. Production of upgraded product decreased to 281,100 bbls/d in the fourth quarter of 2012 from 310,100 bbls/d in the fourth quarter of 2011. As a result of the upgrading maintenance and the ramp up of production from the Firebag complex, non-upgraded bitumen production increased to 61,700 bbls/d in the fourth quarter of 2012 from 16,400 bbls/d in the fourth quarter of 2011.

Suncor Energy Inc.
                                                                                                                                       2012 Fourth Quarter    015

Suncor's share of Syncrude production and sales increased to 35,900 bbls/d in the fourth quarter of 2012 from 30,300 bbls/d in the fourth quarter of 2011. The increase in production was due primarily to unplanned maintenance associated with a coker and hydrogen plant in the fourth quarter of 2011.

Bitumen from Operations

	Three months ended December 31		Twelve months ended December 31
	2012	2011	2012	2011

Oil Sands Base
Bitumen production (mbbls/d)	269.6	299.1	266.2	287.1
Bitumen ore mined (thousands of tonnes per day)	405.5	480.4	412.3	441.1
Bitumen ore grade quality (bbl/tonne)	0.66	0.62	0.65	0.65

In Situ
Bitumen production – Firebag (mbbls/d)	123.4	71.7	104.0	59.5
Bitumen production – MacKay River (mbbls/d)	27.9	29.7	27.0	30.0

Total In Situ bitumen production	151.3	101.4	131.0	89.5

Steam-to-oil ratio – Firebag	3.5	3.8	3.4	3.6
Steam-to-oil ratio – MacKay River	2.6	2.2	2.4	2.2

Bitumen from Oil Sands Base mining and extraction operations averaged 269,600 bbls/d in the fourth quarter of 2012, compared to 299,100 bbls/d in the fourth quarter of 2011. Mining output was reduced in the fourth quarter of 2012 to coincide with planned maintenance activities, and then as a result of subsequent unplanned maintenance. The company has worked through the area of lower bitumen ore grade quality at the Millennium mining area. The company anticipates that the ore grade quality of approximately 0.66 bbl/tonne experienced exiting 2012 will continue into subsequent periods.

In Situ bitumen production volumes averaged 151,300 bbls/d, increasing from 130,000 bbls/d in the third quarter of 2012 and from 101,400 bbls/d in the fourth quarter of 2011.

•
Average production from Firebag increased to 123,400 bbls/d from 113,000 bbls/d in the third quarter of 2012 and from 71,700 bbls/d in the fourth quarter of 2011. Growth in production continued due primarily to the ramp up from Stage 3 and infill wells, and the availability of recently commissioned Stage 4 central processing facilities that operated at 10% capacity throughout the quarter. Stage 4 continued to progress as the company achieved first oil from Stage 4 wells late in the fourth quarter of 2012. The company anticipates that as production from new wells ramps up, bitumen production from the Firebag complex will continue to grow during 2013 and reach production capacity of approximately 180,000 bbls/d over the next year.

•
Production from MacKay River averaged 27,900 bbls/d in the fourth quarter of 2012, decreasing from 29,700 bbls/d in the fourth quarter of 2011, due mainly to planned maintenance activities that commenced in the third quarter of 2012 and extended longer than scheduled into the fourth quarter of 2012.

             Suncor Energy Inc.
 016    2012 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Sales Volumes and Mix

	Three months ended December 31		Twelve months ended December 31
	2012	2011	2012	2011

Oil Sands sales volumes (mbbls/d)
Sweet SCO	82.3	109.9	93.8	85.5
Diesel	9.7	36.1	24.5	24.3
Sour SCO	174.4	158.1	161.1	170.6

Upgraded product (SCO)	266.4	304.1	279.4	280.4
Non-upgraded bitumen	57.3	14.5	44.5	24.0

Total	323.7	318.6	323.9	304.4

SCO sales volumes for Oil Sands operations decreased to 266,400 bbls/d in the fourth quarter of 2012 from 304,100 bbls/d in the fourth quarter of 2011. Planned and unplanned maintenance at primary and secondary upgrading facilities resulted in lower overall SCO volumes and an unfavourable product mix comprised of a lower proportion of sweet SCO. Non-upgraded bitumen sales increased to 57,300 bbls/d from 14,500 bbls/d, due primarily to growth from the Firebag complex and lower upgrader availability.

Price Realizations

Net of transportation costs, but before royalties	Three months ended December 31		Twelve months ended December 31
($/bbl)	2012	2011	2012	2011

Oil Sands
Sweet SCO and diesel	93.27	110.64	96.95	103.95
Sour SCO and non-upgraded bitumen	68.96	86.08	72.93	80.17
Crude sales basket (all products)	75.87	97.33	81.69	88.74
Crude sales basket, relative to WTI	(11.54)	1.10	(12.44)	(5.35)

Oil Sands Ventures
Syncrude – sweet SCO	90.90	105.33	92.69	101.80
Syncrude, relative to WTI	3.38	9.10	(1.50)	7.71

Average price realizations for sales from Oil Sands operations decreased to $75.87/bbl in the fourth quarter of 2012 from $97.33/bbl in the fourth quarter of 2011. While prices for WTI were lower in the fourth quarter of 2012 by approximately $6/bbl, the decrease in average price realizations was heightened by wider differentials for Canadian crude and Suncor's unfavourable mix resulting from lower upgrader availability. The premium for sweet SCO relative to WTI was approximately $5/bbl lower in the fourth quarter of 2012 than the fourth quarter of 2011, and lower price realizations for sour SCO and non-upgraded bitumen reflected the widening discount for WCS relative to WTI. As a result of these factors, the average price realization for Oil Sands operations relative to WTI was WTI less $11.54/bbl in the fourth quarter of 2012, compared with WTI plus $1.10/bbl in the fourth quarter of 2011.

Royalties

Royalties for the Oil Sands segment were lower in the fourth quarter of 2012 than in the fourth quarter of 2011. The decrease was mainly due to lower benchmark prices for WCS that influence the company's regulated bitumen valuation methodology used to determine royalties for mining properties.

Suncor Energy Inc.
                                                                                                                                       2012 Fourth Quarter    017

Inventory

During the quarter, the company built inventories of sour SCO and bitumen to fill new logistics infrastructure, including the Wood Buffalo pipeline and new storage tanks in Hardisty, Alberta.

Expenses and Other Factors

Operating expenses for the fourth quarter of 2012 were lower than operating expenses for the fourth quarter of 2011. Factors contributing to the decrease in operating expenses included:

•
Non-production costs for Oil Sands operations were lower in the fourth quarter of 2012, due mainly to a decrease in safe mode costs related to the deferral and subsequent remobilization of certain growth projects after the economic downturn in late 2008 and early 2009, lower costs for In Situ research projects and lower share-based compensation expense.

•
Transportation costs were lower due mainly to pipeline transportation credits received in the fourth quarter of 2012.

These positive factors were partially offset by the following:

•
Total cash operating costs for Oil Sands operations of $1.198 billion in the fourth quarter of 2012 were consistent with $1.172 billion in the fourth quarter of 2011, despite the increase in production. Cash operating costs included higher costs associated with the expansion of operations as a result of additional assets placed in-service during 2012, partially offset by the net benefit provided by higher power sales from increased cogeneration capacity from new units from Firebag Stage 4, and operating efficiencies including the benefits associated with mining the North Steepbank area.

DD&A expense for the fourth quarter of 2012 was higher than for the same period of 2011, due mainly to a larger asset base that is the result of recently commissioned assets pertaining to Firebag Stages 3 and 4, the tailings management infrastructure project, the Millennium Naphtha Unit (MNU) and the North Steepbank mining area.

Cash Operating Costs Reconciliation (1)(2)

	Three months ended December 31		Twelve months ended December 31
($ millions)	2012	2011	2012	2011

Operating, selling and general expense	1 312	1 418	5 375	5 169
Syncrude operating, selling and general expense	(137)	(136)	(513)	(529)
Non-production costs (3)	(53)	(126)	(338)	(275)
Other (4)	76	16	(129)	(10)

Cash operating costs	1 198	1 172	4 395	4 355
Cash operating costs ($/bbl)	38.00	39.00	37.05	39.05

(1)
Cash operating costs and cash operating costs per barrel are non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this document.

(2)
Effective with the first quarter of 2012, the calculation of cash operating costs has been revised to better reflect the ongoing cash costs of production, and prior period figures have been redetermined. See the Non-GAAP Financial Measures Advisory section of this document.

(3)
Significant non-production costs include, but are not limited to, share-based compensation adjustments, costs related to the remobilization or deferral of growth projects, research, the expense recorded as part of a non-monetary arrangement involving a third-party processor and feedstock costs for natural gas used to create hydrogen for secondary upgrading processes.

(4)
Other includes the impacts of changes in inventory valuation and operating revenues associated with excess power from cogeneration units.

Cash operating costs for Oil Sands operations averaged $38.00/bbl in the fourth quarter of 2012, compared to $39.00/bbl in the fourth quarter of 2011. Cash operating costs per barrel were lower due to higher production volumes from the ramp up of Firebag volumes in the fourth quarter of 2012 compared with the fourth quarter of 2011 and consistent total cash operating costs (as described above).

             Suncor Energy Inc.
 018    2012 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Planned Maintenance Events

The company plans to commence refurbishing the Upgrader 1 hydrogen plant late in the first quarter of 2013, which is expected to be offline for approximately 14 weeks. The decrease in sweet SCO production during this outage is expected to be partially offset by the additional hydrotreating capacity from the MNU.

The company has scheduled a planned maintenance event for its Upgrader 1 facilities in the second quarter of 2013. The event is scheduled for approximately seven weeks, during which time there will be no production from Upgrader 1. Within this outage, the company anticipates completing planned maintenance at one of the Firebag central processing facilities.

Planned maintenance is scheduled in the third quarter of 2013 for the company's Upgrader 2 facilities, which is anticipated to have an impact on SCO production.

The impact of this maintenance has been reflected in the company's forecasts.

EXPLORATION AND PRODUCTION

Financial Highlights

	Three months ended December 31		Twelve months ended December 31
($ millions)	2012	2011	2012	2011

Gross revenues	1 565	1 904	6 476	6 784
Less: Royalties	(464)	(440)	(1 631)	(1 472)

Operating revenues, net of royalties	1 101	1 464	4 845	5 312

Net earnings	148	284	138	306

Operating earnings (loss) (1)
East Coast Canada	83	172	422	694
International	50	220	538	708
North America Onshore	10	(20)	(110)	(44)

	143	372	850	1 358

Cash flow from operations (1)	529	780	2 227	2 846

(1)
Non-GAAP financial measures. Operating earnings are reconciled to net earnings below. See also the Non-GAAP Financial Measures Advisory section of this document.

Exploration and Production net earnings were $148 million for the fourth quarter of 2012, compared to $284 million for the fourth quarter of 2011. In the fourth quarter of 2012, the company reversed after-tax impairment charges of $177 million against assets in Syria due to a revised assessment of the net recoverable value of the company's assets following the receipt of risk mitigation proceeds. This reversal was partially offset by after-tax impairment charges of $65 million to reflect future development uncertainty relating to certain exploration assets in East Coast Canada and North America Onshore, and an after-tax impairment charge of $63 million for certain North America Onshore properties, due to a decline in price forecasts. In addition, the company recorded an after-tax provision of $44 million in North America Onshore for estimated future commitments relating to unutilized pipeline capacity. Net earnings for the fourth quarter of 2011 included after-tax impairment charges of $57 million, consisting of an impairment charge of $68 million taken against certain North America Onshore properties due to decreasing prices for natural gas, partially offset by a reversal of impairment charges of $11 million previously taken against crude inventories in Libya. In addition, net earnings in the fourth quarter of 2011 included an after-tax provision of $31 million in East Coast Canada for a royalty dispute covering a period prior to the merger with Petro-Canada.

Exploration and Production operating earnings were $143 million for the fourth quarter of 2012, compared to $372 million for the fourth quarter of 2011. Operating earnings for East Coast Canada were $83 million, compared to $172 million in the same period in 2011, and were lower due primarily to planned maintenance at Terra Nova. Operating earnings for International were $50 million, compared to $220 million in the same period in 2011, and were lower primarily due to planned maintenance at Buzzard. Operating earnings for North America Onshore were $10 million, compared to an operating loss of $20 million in the same period in 2011. This increase in operating earnings was due primarily to the receipt of insurance proceeds related to the drilling rig fire from the first half of 2012.

Suncor Energy Inc.
                                                                                                                                       2012 Fourth Quarter    019

Cash flow from operations for Exploration and Production was $529 million for the fourth quarter of 2012, compared to $780 million for the fourth quarter of 2011. Cash flow from operations decreased due primarily to the same factors that decreased operating earnings.

Operating Earnings

Operating Earnings Reconciliation

	Three months ended December 31		Twelve months ended December 31
($ millions)	2012	2011	2012	2011

Net earnings as reported	148	284	138	306
Impairments (net of reversals), write-offs and provisions	(5)	57	689	571
Impact of income tax rate adjustments on deferred income taxes	—	—	23	442
Adjustments to provisions for assets acquired through the merger	—	31	—	31
Loss on significant disposals	—	—	—	8

Operating earnings (1)	143	372	850	1 358

(1)
Non-GAAP financial measure. See the Non-GAAP Financial Measures Advisory section of this document.

(1)
Factors represent after-tax variances and include the impacts of operating earnings adjustments. These factors are analyzed in the narrative following this bridge analysis. This bridge analysis is provided because management uses this presentation to analyze performance.

(2)
Includes price realizations before royalties, other operating revenues, and the net impacts of sales and purchases of third-party crude.

(3)
The Inventory variance factor reflects the opportunity cost of building production volumes in inventory or the additional margin earned by drawing down inventory produced in previous periods. The calculation of the Inventory variance factor in this bridge analysis permits the company to present the volume variance factor based on production volumes, rather than based on sales volumes.

(4)
The Operating Expense factor includes transportation expense, project start-up costs, and operating, selling and general expense (adjusted for impacts of changes in inventory).

(5)
This factor also includes operational foreign exchange gains and losses, changes in gains and losses on disposal of assets that are not operating earnings adjustments, impacts of changes in effective income tax rates, and other income tax adjustments.

             Suncor Energy Inc.
 020    2012 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Production Volumes

	Three months ended December 31		Twelve months ended December 31
	2012	2011	2012	2011

Production (mboe/d)	177.8	219.7	189.9	206.7
East Coast Canada (mbbls/d)	48.3	63.4	46.5	65.6
International (mboe/d)	79.7	95.5	89.5	76.4
North America Onshore (mmcfe/d)	299	365	323	388

Production mix (liquids/gas) (%)	75/25	69/31	74/26	64/36
East Coast Canada	100/0	100/0	100/0	100/0
International	99/1	86/14	99/1	82/18
North America Onshore	12/88	8/92	10/90	8/92

For East Coast Canada, production averaged 48,300 bbls/d in the fourth quarter of 2012, decreasing from 63,400 bbls/d in the fourth quarter of 2011.

•
Production for Terra Nova averaged 2,200 bbls/d, compared to 14,300 bbls/d in the fourth quarter of 2011. Subsequent to the planned dockside maintenance program, the largest of three drill centres has been reconnected to the platform. The second drill centre was connected in January and is currently being commissioned. The third drill centre is expected to be reconnected in the third quarter of 2013, when damaged flow lines can be replaced. Despite the impact on production, the company currently expects to meet guidance.

•
Production from White Rose averaged 17,000 bbls/d, compared to 18,900 bbls/d in the fourth quarter of 2011. High reliability was offset by lower well productivity, due to increased water saturation levels that resulted from the extended outage for planned maintenance in the second and third quarters of 2012. The slight decline in production is expected to persist throughout 2013.

•
Production from Hibernia averaged 29,100 bbls/d and decreased slightly from 30,200 bbls/d in the fourth quarter of 2011.

For International, production averaged 79,700 boe/d in the fourth quarter of 2012, compared to 95,500 boe/d in the fourth quarter of 2011.

•
Production from Libya averaged 44,400 bbls/d, the highest level reached by the company subsequent to the merger with Petro-Canada. Production averaged 24,600 bbls/d in the fourth quarter of 2011, when production in most fields was restarted subsequent to the shut in of production that began in March 2011 due to political unrest.

•
Production from Buzzard averaged 35,300 boe/d. Planned maintenance was completed in late October, subsequent to which the restart of production was delayed due to power interruptions. Production exiting 2012 exceeded levels achieved prior to planned maintenance. Production in the fourth quarter of 2011, when there was limited maintenance activity, averaged 55,000 boe/d.

•
In December 2011, the company declared force majeure under its contractual obligations in Syria due to political unrest and international sanctions affecting that country. As a result, the company recorded no production from Syria in 2012. In the fourth quarter of 2011, production from Syria averaged 15,900 boe/d.

For North America Onshore, production averaged 299 mmcfe/d in the fourth quarter of 2012, compared to 365 mmcfe/d in the fourth quarter of 2011.

•
The fourth quarter of 2011 included incremental production of approximately 28 mmcfe/d – from fields in southwest Alberta and northeast B.C. – that was shut in over the first half of 2012 in response to low natural gas prices and the closure of a third-party gas processing facility.

•
Production from remaining properties decreased approximately 12%, due primarily to natural declines.

Suncor Energy Inc.
                                                                                                                                       2012 Fourth Quarter    021

Due to challenging market conditions confronting the company's North America Onshore operations in late 2011 and 2012, the company did not find opportunities to divest additional natural gas properties that met the company's financial objectives. However, the company believes that market conditions are improving and will pursue opportunities to divest non-core properties from its North American Onshore operations, which meet the company's financial objectives, as part of its ongoing strategic business alignment.

Price Realizations

	Three months ended December 31		Twelve months ended December 31
Net of transportation costs, but before royalties	2012	2011	2012	2011

Exploration and Production	83.87	84.67	84.05	79.95
East Coast Canada ($/bbl)	108.37	111.77	112.15	108.42
International ($/boe)	106.34	104.72	108.22	100.89
North America Onshore ($/mcfe)	4.02	4.16	3.28	4.39

In the fourth quarter of 2012, price realizations for crude oil from East Coast Canada and International were consistent with price realizations in the fourth quarter of 2011, reflecting benchmark prices for Brent crude that were also consistent between quarters. Price realizations for International in the fourth quarter of 2012 did not include natural gas volumes from Syria, resulting in slightly higher realizations relative to the fourth quarter of 2011. Price realizations for North America Onshore were lower, mainly due to lower benchmark prices for natural gas and liquids.

Royalties

Royalties for Exploration and Production were higher in the fourth quarter of 2012, compared with the same period in 2011, due primarily to higher production from Libya where effective royalty rates are substantially higher than those for other Exploration and Production assets. This increase was partially offset by lower production from East Coast Canada and North America Onshore, and the suspension of operations in Syria.

Inventory

In the fourth quarter of 2012, the company was rebuilding inventories in East Coast Canada subsequent to the completion of planned maintenance for Terra Nova.

Expenses and Other Factors

Operating expenses were lower in the fourth quarter of 2012 than in the fourth quarter of 2011. In the fourth quarter of 2011, the company recorded an after-tax provision of $63 million against its accounts receivable in Syria. In the fourth quarter of 2012, the company received insurance proceeds of $25 million (before tax) for costs related to the drilling rig fire that occurred in the first half of 2012. In addition, operating expenses were lower in the fourth quarter of 2012, due to the suspension of operations in Syria and production declines in North America Onshore.

DD&A and exploration expenses were lower in the fourth quarter of 2012 than in the fourth quarter of 2011, due mainly to the impact of lower production volumes in the current year quarter associated with planned maintenance programs for Buzzard and Terra Nova, and the suspension of operations in Syria.

Financing expense and other income was unfavourable, due primarily to a lower effective tax rate in the U.K. in the fourth quarter of 2011, due to an increase in the statutory rate affecting 2012 and the impact of reinvesting proceeds from U.K. asset disposals in 2011.

             Suncor Energy Inc.
 022    2012 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Impairment and Write-Off of Syrian Assets

As a result of the political unrest that began in Syria in the latter half of 2011 and ensuing international sanctions, Suncor declared force majeure under its contractual obligations and suspended operations in the country in December 2011. Suncor estimated the net recoverable value of its assets in Syria based on an assessment of expected future net cash flows over a range of possible outcomes. Based on this assessment, the company recorded impairment charges in the second quarter of 2012 of $604 million against property, plant and equipment. In the same quarter, the company recorded a further write-down of $67 million against remaining accounts receivable and a write-off of $23 million for other current assets, for total impairments and write-offs of $694 million.

In the fourth quarter of 2012, the company received risk mitigation proceeds of $300 million pertaining to the suspension of the company's operations in Syria. A portion, or all, of these proceeds may be repayable if operations in Syria resume. As a result, the proceeds were not recorded in earnings but, rather, as a provision. Suncor re-estimated the net recoverable value of its assets in Syria at the end of 2012, extending the future potential dates for the resumption of operations further into the future and including repayment of risk mitigation proceeds in scenarios where operations resumed. As a result of these changes, the company reversed $177 million of the impairment charges recorded earlier in the year.

Impairments (net of reversals) and write-offs pertaining to assets in Syria are net of income taxes of $nil. After impairments (net of reversals) and write-offs, the carrying value of Suncor's property, plant and equipment, net of the risk mitigation provision in Syria as at December 31, 2012 was approximately $130 million.

Planned Maintenance

Routine annual planned maintenance has been scheduled for Terra Nova, White Rose and Buzzard in the second and third quarters of 2013. The impact of this maintenance has been reflected in the company's forecasts.

REFINING AND MARKETING

Financial Highlights

	Three months ended December 31		Twelve months ended December 31
($ millions)	2012	2011	2012	2011

Operating revenues	6 555	6 364	26 321	25 713

Net earnings	448	307	2 129	1 726

Operating earnings (1)
Refining and Product Supply	384	237	1 869	1 413
Marketing	64	70	275	313

	448	307	2 144	1 726

Cash flow from operations (1)	641	534	3 150	2 574

(1)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this document.

Refining and Marketing net and operating earnings were $448 million for the fourth quarter of 2012, compared with net and operating earnings of $307 million for the fourth quarter of 2011. Refining and Product Supply activities contributed $384 million to operating earnings in the fourth quarter of 2012, which was higher than the same period in the prior year, due mainly to lower costs for crude feedstock, higher refined product sales volumes and higher refinery utilization, partially offset by the impact of a declining crude price environment over the fourth quarter of 2012. Marketing activities contributed $64 million to operating earnings in the fourth quarter of 2012, which was lower than the same period in the prior year, due mainly to lower margins in the retail and wholesale channels.

Suncor Energy Inc.
                                                                                                                                       2012 Fourth Quarter    023

Refining and Marketing cash flow from operations was $641 million for the fourth quarter of 2012, compared to $534 million for the fourth quarter of 2011, and increased primarily due to the same factors affecting operating earnings.

Operating Earnings

Operating Earnings Reconciliation

	Three months ended December 31		Twelve months ended December 31
($ millions)	2012	2011	2012	2011

Net earnings as reported	448	307	2 129	1 726
Impact of income tax rate adjustments on deferred income taxes	—	—	15	—

Operating earnings (1)	448	307	2 144	1 726

(1)
Non-GAAP financial measure. See the Non-GAAP Financial Measures Advisory section of this document.

(1)
Factors represent after-tax variances and include the impacts of operating earnings adjustments. These factors are analyzed in the narrative following this bridge analysis. This bridge analysis is provided because management uses this presentation to analyze performance.

(2)
The Operating Expense factor includes transportation expense and operating, selling and general expense.

(3)
This factor also includes changes in gains and losses on disposal of assets that are not operating earnings adjustments, impacts of changes in effective income tax rates, and other income tax adjustments.

             Suncor Energy Inc.
 024    2012 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Volumes

	Three months ended December 31		Twelve months ended December 31
	2012	2011	2012	2011

Crude oil processed (thousands of m3/d)
Eastern North America	32.2	30.7	31.4	32.0
Western North America	37.3	32.8	37.2	32.8

Refinery utilization (1)(2) (%)
Eastern North America	91	90	89	94
Western North America	101	90	100	91

Refined product sales (thousands of m3/d)
Gasoline	39.9	39.8	40.2	39.7
Distillate	33.9	29.7	31.0	30.4
Other	13.2	12.1	14.4	13.0

	87.0	81.6	85.6	83.1

(1)
Effective January 1, 2013, the company increased the nameplate capacity of the Edmonton refinery from 135,000 bbls/d to 140,000 bbls/d. Effective January 1, 2012, the company increased the nameplate capacity of the Montreal refinery from 130,000 bbls/d to 137,000 bbls/d and the nameplate capacity of the Commerce City refinery from 93,000 bbls/d to 98,000 bbls/d. Prior year utilization rates have not been recalculated and reflect the lower nameplate capacities. Utilization rates for 2012 and 2011 reflect the lower nameplate capacity for the Edmonton refinery.

(2)
Refinery utilization is the amount of crude oil and natural gas plant liquids run through crude distillation units, expressed as a percentage of the capacity of these units.

Refinery crude throughput remained strong, with Suncor's refineries averaging 96% utilization for the fourth quarter of 2012. Average crude oil processed by Eastern North America refineries increased to 32,200 m3/d in the fourth quarter of 2012 from 30,700 m3/d in the fourth quarter of 2011, due primarily to planned maintenance at the Sarnia refinery in the prior year quarter. Average crude oil processed by Western North America refineries increased to 37,300 m3/d from 32,800 m3/d in the fourth quarter of 2011, due mainly to lower throughput at the Edmonton refinery in the prior year quarter associated with a disruption in third-party hydrogen supply. Throughput at the Commerce City refinery was lower than the fourth quarter of 2011, due mainly to a five-week planned maintenance event for one of the crude units in the fourth quarter of 2012.

Refined product sales averaged 87,000 m3/d in the fourth quarter of 2012, increasing from 81,600 m3/d in the fourth quarter of 2011, due primarily to a disruption of third-party hydrogen supply that reduced production at the Edmonton refinery in the fourth quarter of 2011 and strong demand for distillate in the fourth quarter of 2012.

Prices and Margins

For Refining and Product Supply, prices and margins for refined products were higher in the fourth quarter of 2012 than in the fourth quarter of 2011, reflecting lower feedstock costs and, to a lesser extent, higher crack spreads, partially offset by the inventory valuation impact of a declining crude price environment.

•
Prices for Canadian-based crude feedstock for the company's inland refineries were lower in the fourth quarter of 2012, due mainly to continuing discounts reflecting increased industry supply, with SCO selling at a lower premium relative to WTI, compared with the fourth quarter of 2011. In addition, the light/heavy differential for Canadian crude was wider, resulting in lower bitumen price realizations in the fourth quarter of 2012 compared to the fourth quarter of 2011.

•
The impact on earnings pertaining to the declining crude price environment over the fourth quarter of 2012 decreased after-tax earnings by approximately $104 million, whereas the impact on earnings pertaining to the rising crude price environment over the fourth quarter of 2011 increased after-tax earnings by approximately $65 million – a total after-tax difference of $169 million between the quarters.

Suncor Energy Inc.
                                                                                                                                       2012 Fourth Quarter    025

Expenses and Other Factors

Operating expenses for the fourth quarter of 2012 were lower than the fourth quarter of 2011, mainly due to the decrease in share-based compensation expense and lower energy prices for natural gas.

Financing expense and other income for the fourth quarter of 2012 was favourable compared with the fourth quarter of 2011, mainly due to losses on risk management activities in the fourth quarter of 2011 and higher foreign exchange gains in the fourth quarter of 2012.

Planned Maintenance

The company has scheduled planned maintenance events at the Edmonton refinery on its heavy sour crude train in the second quarter of 2013, with an expected duration of five weeks, and on its sweet synthetic crude unit in the third quarter of 2013, with an expected duration of two weeks. A six week planned maintenance event is scheduled at the Sarnia refinery for one of its crude units, beginning in the third quarter of 2013.

The impact of this planned maintenance has been reflected in the company's forecasts.

CORPORATE, ENERGY TRADING AND ELIMINATIONS

Financial Highlights

	Three months ended December 31		Twelve months ended December 31
($ millions)	2012	2011	2012	2011

Net (loss) earnings	(118)	46	58	(331)

Operating (loss) earnings (1)
Renewable Energy	15	18	57	72
Energy Trading	33	32	147	149
Corporate	(129)	(133)	(407)	(346)
Group Eliminations	43	(4)	84	(22)

	(38)	(87)	(119)	(147)

Cash flow (used in) operations (1)	(25)	(81)	(39)	(246)

(1)
Non-GAAP financial measures. Operating earnings are reconciled to net earnings below. See also the Non-GAAP Financial Measures Advisory section of this document.

The net loss for Corporate, Energy Trading and Eliminations for the fourth quarter of 2012 was $118 million, compared with net earnings of $46 million for the fourth quarter of 2011. In the fourth quarter of 2012, the Canadian dollar weakened in relation to the U.S. dollar, with the US$/Cdn$ exchange rate decreasing from 1.02 to 1.01 and resulting in an after-tax unrealized foreign exchange loss on U.S. dollar denominated long-term debt of $80 million. In the fourth quarter of 2011, the Canadian dollar strengthened in relation to the U.S. dollar, with the exchange rate increasing from 0.95 to 0.98 and resulting in an after-tax unrealized foreign exchange gain on U.S. dollar denominated long-term debt of $156 million.

Operating Earnings

The operating loss for Corporate, Energy Trading and Eliminations for the fourth quarter of 2012 was $38 million, compared with an operating loss of $87 million for the fourth quarter of 2011.

             Suncor Energy Inc.
 026    2012 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Operating Earnings Reconciliation

	Three months ended December 31		Twelve months ended December 31
($ millions)	2012	2011	2012	2011

Net (loss) earnings	(118)	46	58	(331)
Unrealized foreign exchange loss (gain) on U.S. dollar denominated long-term debt	80	(156)	(157)	161
Impairments (net of reversals) write-offs and provisions	—	23	—	23
Impact of income tax rate adjustments on deferred income taxes	—	—	(20)	—

Operating loss (1)	(38)	(87)	(119)	(147)

(1)
Non-GAAP financial measure. See the Non-GAAP Financial Measures Advisory section of this document.

Renewable Energy

	Three months ended December 31		Twelve months ended December 31
	2012	2011	2012	2011

Power generation marketed (gigawatt hours)	109	104	429	245
Ethanol production (millions of litres)	109.8	105.9	412.5	378.4

Renewable Energy operating earnings of $15 million for the fourth quarter of 2012 were lower than operating earnings of $18 million for the fourth quarter of 2011, primarily due to lower sales prices and higher feedstock costs for ethanol production.

Energy Trading

Energy Trading operating earnings were $33 million for the fourth quarter of 2012, compared to $32 million for the fourth quarter of 2011. The company had higher gains from crude trading strategies, whereby crude is purchased and delivered to markets with more favourable pricing, which benefited from wider differentials between Brent and WTI in the fourth quarter of 2012. These gains were offset by higher tariffs on pipelines connected with the U.S. Gulf Coast.

Corporate

The Corporate operating loss was $129 million for the fourth quarter of 2012, compared to $133 million for the fourth quarter of 2011. Operating expenses were lower in the fourth quarter of 2012, due mainly to lower share-based compensation expense. The company capitalized 92% of its interest on debt in the fourth quarter of 2012 as part of the cost of major development assets and construction projects, compared to 89% in the fourth quarter of 2011.

Group Eliminations

Group Eliminations included the net recognition of $43 million of after-tax intersegment profit related to crude oil sales from Oil Sands and East Coast Canada to Refining and Product Supply, which was previously eliminated upon consolidation of Suncor's earnings. Consolidated profits are only realized when the company determines that the refined products produced from internal purchases of crude feedstock have been sold to third parties. During the fourth quarter of 2011, the company eliminated after-tax intersegment profit of $4 million. The increase in the recognition of intersegment profit compared with 2011 is due mainly to the decrease in margins for Oil Sands sales in the fourth quarter of 2012 associated with lower average price realizations and product mix.

Suncor Energy Inc.
                                                                                                                                       2012 Fourth Quarter    027

5. CAPITAL INVESTMENT UPDATE

Capital and Exploration Expenditures by Segment

	Three months ended December 31		Twelve months ended December 31
($ millions)	2012	2011	2012	2011

Oil Sands	1 574	1 271	4 957	5 100
Exploration and Production	353	262	1 261	874
Refining and Marketing	252	221	646	633
Corporate, Energy Trading and Eliminations	26	60	95	243

Total capital and exploration expenditures	2 205	1 814	6 959	6 850
Less: capitalized interest on debt	(143)	(157)	(587)	(559)

	2 062	1 657	6 372	6 291

Capital and Exploration Expenditures by Type (1)(2)(3)

	Three months ended December 31, 2012			Twelve months ended December 31, 2012
($ millions)	Sustaining	Growth	Total	Sustaining	Growth	Total

Oil Sands	608	834	1 442	2 293	2 114	4 407
Oil Sands Base	368	464	832	1 342	604	1 946
In Situ	151	112	263	625	810	1 435
Oil Sands Ventures	89	258	347	326	700	1 026
Exploration and Production	62	280	342	233	994	1 227
Refining and Marketing	249	3	252	637	6	643
Corporate, Energy Trading and Eliminations	26	—	26	91	4	95

	945	1 117	2 062	3 254	3 118	6 372

(1)
Capital expenditures in this table exclude capitalized interest on debt.

(2)
Growth capital expenditures include capital investments that result in i) an increase in production levels at existing Oil Sands operations and Refining and Marketing operations; ii) new facilities or operations that increase overall production; iii) new infrastructure that is required to support higher production levels; iv) new reserves or a positive change in the company's reserves profile in Exploration and Production operations; or v) margin improvement, by increasing revenues or reducing costs.

(3)
Sustaining capital expenditures include capital investments that i) ensure compliance or maintain relations with regulators and other stakeholders; ii) improve efficiency and reliability of operations or maintain productive capacity by replacing component assets at the end of their useful lives; iii) deliver existing proved developed reserves for Exploration and Production operations; or iv) maintain current production capacities at existing Oil Sands operations and Refining and Marketing operations.

Total capital and exploration expenditures for 2012 were $6.372 billion, which was less than the company's most recent estimate of $6.650 billion, due mainly to further cost reductions executing Firebag Stage 4, and the cancellation and deferral of smaller Oil Sands base projects.

In the fourth quarter of 2012, Suncor spent $2.062 billion on capital for property, plant and equipment and exploration activities, and capitalized $143 million of interest on debt towards major development assets and construction projects. Activity in the fourth quarter of 2012 included the following.

             Suncor Energy Inc.
 028    2012 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Oil Sands Base and In Situ

Oil Sands Base capital expenditures were $832 million, of which $464 million was directed primarily towards infrastructure required to support growth in production from Oil Sands operations. During the quarter, the following new assets were brought into service: the Wood Buffalo pipeline, which connects the company's Athabasca terminal at the base plant in Fort McMurray to other third-party pipeline infrastructure in Cheecham, Alberta, and the first two of four new storage tanks in Hardisty, Alberta, which will be connected to the Enbridge mainline pipeline in 2013. Both assets are operated by third parties and subject to long-term arrangements accounted for as finance leases. Sustaining capital expenditures of $368 million related primarily to planned maintenance and the construction of tailings drying facilities.

In Situ capital and exploration expenditures were $263 million in the quarter, of which $112 million was directed towards growth projects. Capital expenditures for Firebag Stage 4 were $22 million, bringing total project expenditures to date to $1.634 billion. Suncor now expects that the final cost for Firebag Stage 4 will be approximately 15% under the most recent budget estimate of $2.0 billion. In the fourth quarter of 2012, the company continued steaming Stage 4 wells and commissioned the Stage 4 cogeneration units. In addition, Suncor continues to construct an insulated pipeline, which will transport bitumen without the requirement for additional diluent between Firebag and Suncor's Athabasca terminal starting in the second quarter of 2013.

In Situ sustaining capital expenditures of $151 million were directed primarily to the design and construction of well pads that are expected to maintain existing production levels from MacKay River and Firebag in future years. In December, the company began steaming wells on a new pad at MacKay River. The company anticipates first oil from these wells in the first quarter of 2013.

Oil Sands Ventures

Oil Sands Ventures growth capital expenditures were $259 million in the quarter. As previously announced, Suncor has been working with its respective partners to undertake detailed reviews of each of its planned Oil Sands Ventures growth projects, focusing on cost and quality with a view to generating long-term value for shareholders.

With respect to the Fort Hills mining project, the partners expect a sanction decision to occur in the second half of 2013. Suncor plans to provide an update on the targeted timing for a sanction decision on the Joslyn project when available.

Suncor's view is that the economic outlook for the Voyageur upgrader project is challenged. Suncor and its partner continue to work diligently towards determining an outcome for the project. The partners have been considering options for the project, including the implications of cancellation or indefinite deferral. No formal decisions regarding the project have been made and the partners continue to work toward a decision by the end of the first quarter of 2013. The Voyageur upgrader project cannot be sanctioned to proceed without the approval of both partners and in the case of Suncor, Suncor's board of directors. In the interim, Suncor and its partner have agreed to minimize expenditures on the project pending a decision.

Given the challenging economic outlook for the Voyageur upgrader project, at the end of the fourth quarter of 2012, the company performed an impairment test. Based on an assessment of expected future net cash flows, the company recorded an after-tax impairment charge of $1.487 billion, after which the company's carrying value for net assets relating to the Voyageur upgrader project as at December 31, 2012 was approximately $345 million.

Suncor's share of capital expenditures for the Syncrude joint venture was $89 million, which included $43 million for mine train replacement at the Mildred Lake mine and the equipment relocation at the Aurora mine.

Other Capital and Exploration Expenditures

The Exploration and Production segment spent $342 million on capital and exploration expenditures, of which $280 million was directed towards growth and exploration. Growth spending included $56 million for the Golden Eagle

Suncor Energy Inc.
                                                                                                                                       2012 Fourth Quarter    029

Area Development that continued to focus on detailed engineering and construction of topsides and platform jackets. Golden Eagle construction continues to be on budget and on schedule. Other growth capital included engineering and construction site preparation for the Hebron project, development drilling and facilities at Hibernia, White Rose, Terra Nova and Buzzard, and new wells in the Cardium oil formation in Western Canada, which began production in December 2012. Exploration drilling activities primarily included the Romeo, Griffon and CPZ wells offshore the U.K. in the North Sea. Sustaining capital expenditures of $62 million focused primarily on the planned maintenance program for Terra Nova.

On December 31, 2012, the joint owners of the Hebron project sanctioned the development plan that includes a concrete gravity-based structure supporting an integrated topsides deck to be used for production, drilling and accommodations. Suncor's share of the project cost estimate provided by the project operator is approximately $3.2 billion. First oil is expected in late 2017.

The Refining and Marketing segment spent $252 million on capital expenditures, primarily focusing on planned maintenance at the Sarnia and Commerce City refineries and the lubricants plant.

6. FINANCIAL CONDITION AND LIQUIDITY

Indicators

Twelve months ended December 31	2012	2011

Return on capital employed (1)(2) (%)
Excluding major projects in progress	7.3	13.8
Including major projects in progress	5.9	10.1

Net debt to cash flow from operations (3) (times)	0.7	0.7

Interest coverage on long-term debt (times)
Earnings basis (4)	7.9	10.7
Cash flow from operations basis (3)(5)	17.6	16.4

(1)
Non-GAAP financial measure. ROCE is reconciled in the Non-GAAP Financial Measures Advisory section of this document.

(2)
The after-tax impairment of $1.487 billion of the Voyageur upgrader project impacted ROCE by approximately 4%.

(3)
Cash flow from operations and metrics that use cash flow from operations are non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this document.

(4)
Net earnings plus income taxes and interest expense, divided by the sum of interest expense and capitalized interest on debt.

(5)
Cash flow from operations plus current income taxes and interest expense, divided by the sum of interest expense and capitalized interest on debt.

             Suncor Energy Inc.
 030    2012 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Financing Activities

Total Debt to Total Debt Plus Shareholders' Equity

($ millions, except as noted)	December 31 2012	December 31 2011

Short-term debt	776	763
Current portion of long-term debt	311	12
Long-term debt	9 938	10 004

Total debt	11 025	10 779
Less: Cash and cash equivalents	4 393	3 803

Net debt	6 632	6 976

Shareholders' equity	39 223	38 600

Total debt plus shareholders' equity	50 248	49 379

Total debt to total debt plus shareholders' equity (%)	22	22

Change in Net Debt

Three and twelve months ended December 31, 2012 ($ millions)	Q4	YTD

Net debt – Start of period	5 025	6 976
Increase (decrease) in net debt	1 607	(344)

Net debt – December 31, 2012	6 632	6 632

(Increase) decrease in net debt
Cash flow from operations	2 235	9 745
Capital and exploration expenditures and other investments	(2 202)	(6 962)
Proceeds from divestitures, net of costs for acquisitions	310	68
Dividends less proceeds from exercise of share options	(186)	(568)
Purchase of common shares for cancellation, net of option premiums	(408)	(1 451)
Change in non-cash working capital and other	(1 253)	(650)
Foreign exchange revaluation impacts on cash, long-term debt and other balances	(103)	162

	(1 607)	344

Share Repurchases

In the third quarter of 2012, the company obtained regulatory approval for another Normal Course Issuer Bid (the 2012 NCIB) with the Toronto Stock Exchange, authorizing the purchase for cancellation of up to $1 billion of its common shares. The 2012 NCIB commenced on September 20, 2012 and will end no later than September 19, 2013. Pursuant to the 2012 NCIB, Suncor has agreed that it will not purchase more than 38,392,005 common shares, which represented approximately 2.5% of issued and outstanding common shares as at September 14, 2012. The actual number of common shares that may be repurchased under the 2012 NCIB, and the timing of any such purchases, will be determined by the company. The company subsequently announced it had entered into a pre-defined purchase plan with a designated broker to allow for the repurchase of common shares during scheduled and unscheduled share trading blackout periods. Shareholders may obtain a copy of the company's Notice of Intention to make a Normal Course Issuer Bid by contacting Investor Relations.

For the 2012 NCIB, the company repurchased 12,476,900 shares during the fourth quarter of 2012 at an average price of $32.70 per share, for a total repurchase cost of $408 million. As at December 31, 2012, the company had repurchased a total of 13,829,900 shares under the 2012 NCIB, at an average price of $32.68 per share, for a total repurchase cost of

Suncor Energy Inc.
                                                                                                                                       2012 Fourth Quarter    031

$452 million. Subsequent to the fourth quarter of 2012, the company repurchased an additional 1,433,500 shares under the 2012 NCIB at an average price of $33.47 per share for a total repurchase cost of $48 million, as of February 1, 2013.

	Three and twelve months ended December 31, 2012		Twelve months ended December 31, 2011
	Q4	YTD	YTD

Share repurchase activities (thousands of common shares)
Shares repurchased directly (1)	12 477	46 862	17 128
Shares repurchased through exercise of put options	—	—	—

	12 477	46 862	17 128

Share repurchase cost ($ millions)
Repurchase cost	408	1 452	500
Option premiums received (2)	—	(1)	—

	408	1 451	500

Weighted average repurchase price per share, net of option premiums (dollars)	32.70	30.96	29.19

(1)
During the first quarter of 2011, the company obtained regulatory approval to recommence its NCIB that authorized the purchase for cancellation of up to an additional $1.0 billion of Suncor's common shares between February 28, 2012 and September 5, 2012.

(2)
During the second quarter of 2012, the company announced it had obtained regulatory approval in Canada for a program to issue put options on the company's common shares as part of its 2011 NCIB, which ended in September 2012. Under this program, Suncor was permitted to issue put options to a Canadian financial institution, which entitled the purchaser, on the expiry date of the relevant options, to sell to Suncor a specified number of Suncor common shares at a price agreed to on the date the options were issued.

             Suncor Energy Inc.
 032    2012 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

7. QUARTERLY FINANCIAL DATA

Financial Summary

Three months ended ($ millions, unless otherwise noted)	Dec 31 2012	Sept 30 2012	June 30 2012	Mar 31 2012	Dec 31 2011	Sept 30 2011	June 30 2011	Mar 31 2011

Total production (mboe/d)
Oil Sands	378.7	378.9	337.8	341.1	356.8	362.5	277.2	360.6
Exploration and Production	177.8	156.4	204.6	221.2	219.7	183.5	182.8	240.7

	556.5	535.3	542.4	562.3	576.5	546.0	460.0	601.3

Revenues and other income
Operating revenues, net of royalties (1)	9 444	9 512	9 599	9 653	9 906	10 235	9 255	8 943
Other income	91	89	123	105	60	184	77	132

	9 535	9 601	9 722	9 758	9 966	10 419	9 332	9 075

Net (loss) earnings	(562)	1 555	333	1 457	1 427	1 287	562	1 028
per common share – basic (dollars)	(0.37)	1.01	0.21	0.93	0.91	0.82	0.36	0.65
per common share – diluted (dollars)	(0.37)	1.01	0.20	0.93	0.91	0.76	0.31	0.65

Operating earnings (2)	1 000	1 303	1 258	1 329	1 427	1 789	980	1 478
per common share – basic (2) (dollars)	0.65	0.85	0.81	0.85	0.91	1.14	0.62	0.94

Cash flow from operations (2)	2 235	2 740	2 344	2 426	2 650	2 721	1 982	2 393
per common share – basic (2) (dollars)	1.46	1.78	1.51	1.55	1.69	1.73	1.26	1.52

ROCE (2) (%) for the twelve months ended	7.3	12.5	14.3	14.8	13.8	13.4	11.1	12.5

Common share information (dollars)
Dividend per common share	0.13	0.13	0.13	0.11	0.11	0.11	0.11	0.10
Share price at the end of trading
Toronto Stock Exchange (Cdn$)	32.71	32.34	29.44	32.59	29.38	26.76	37.80	43.48
New York Stock Exchange (US$)	32.98	32.85	28.95	32.70	28.83	25.44	39.10	44.84

(1)
The company has restated 2011 operating revenues to reflect net presentation of certain transactions involving sales and purchases of third-party crude oil production in the Oil Sands segment that were previously presented on a gross basis.

(2)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this document. ROCE excludes capitalized costs related to major projects in progress.

Business Environment

Three months ended (average for the period ended, except as noted)		Dec 31 2012	Sept 30 2012	June 30 2012	Mar 31 2012	Dec 31 2011	Sept 30 2011	June 30 2011	Mar 31 2011

WTI crude oil at Cushing	US$/bbl	88.20	92.20	93.50	102.95	94.05	89.75	102.55	94.10
Dated Brent crude oil at Sullom Voe	US$/bbl	110.10	109.50	108.90	118.35	109.00	113.40	117.30	104.95
Dated Brent/Maya FOB price differential	US$/bbl	17.30	11.90	9.85	9.45	5.55	14.80	14.05	15.65
Canadian 0.3% par crude oil at Edmonton	Cdn$/bbl	84.35	84.70	84.45	92.80	98.20	92.50	103.85	88.40
WCS at Hardisty	US$/bbl	70.05	70.45	70.60	81.50	83.60	72.10	84.90	71.25
Light/heavy crude oil differential for WTI at Cushing less WCS at Hardisty	US$/bbl	18.15	21.75	22.90	21.45	10.45	17.65	17.65	22.85
Condensate at Edmonton	US$/bbl	98.10	96.00	99.40	110.00	108.70	101.65	112.40	98.35
Natural gas (Alberta spot) at AECO	Cdn$/mcf	3.05	2.20	1.85	2.50	3.40	3.70	3.75	3.80
New York Harbor 3-2-1 crack (1)	US$/bbl	35.95	37.80	31.95	25.80	22.80	36.45	29.25	19.40
Chicago 3-2-1 crack (1)	US$/bbl	27.85	35.15	27.85	18.80	19.20	33.30	29.70	16.45
Portland 3-2-1 crack (1)	US$/bbl	29.85	38.15	37.90	27.70	26.45	36.50	29.35	21.40
Gulf Coast 3-2-1 crack (1)	US$/bbl	27.35	33.95	29.30	25.45	20.40	33.10	27.30	18.50
Exchange rate	US$/Cdn$	1.00	1.00	0.99	1.00	0.98	1.02	1.03	1.01
Exchange rate (end of period)	US$/Cdn$	1.01	1.02	0.98	1.00	0.98	0.95	1.04	1.03

(1)
3-2-1 crack spreads are indicators of the refining margin generated by converting three barrels of WTI into two barrels of gasoline and one barrel of diesel. The crack spreads presented in this table generally approximate the regions into which the company sells refined products through retail and wholesale channels.

Suncor Energy Inc.
                                                                                                                                       2012 Fourth Quarter    033

8. NON-GAAP FINANCIAL MEASURES ADVISORY

Certain financial measures in this document – namely operating earnings, ROCE, cash flow from operations and Oil Sands cash operating costs – are not prescribed by GAAP. These non-GAAP financial measures are included because management uses the information to analyze operating performance, leverage and liquidity. These non-GAAP financial measures do not have any standardized meaning, and therefore, are unlikely to be comparable to similar measures presented by other companies. Therefore, these non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Except as otherwise indicated, these non-GAAP measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods.

Operating Earnings

Operating earnings is a non-GAAP financial measure that adjusts net earnings for significant items that are not indicative of operating performance. Management uses operating earnings to evaluate operating performance, because management believes it provides better comparability between periods. Operating earnings are reconciled to net earnings in the Consolidated Financial Information segment of this document.

Return on Capital Employed (ROCE)

ROCE is a non-GAAP financial measure that management uses to analyze operating performance and the efficiency of Suncor's capital allocation process. Average capital employed is calculated as a thirteen-month average of the capital employed balance at the beginning of the twelve-month period and the month-end capital employed balances throughout the remainder of the twelve-month period. Figures for capital employed at the beginning and end of the twelve-month period are presented to show the changes in the components of the calculation over the twelve-month period.

The company presents two ROCE calculations – one including and one excluding the impacts on capital employed of major projects in progress. Major projects in progress includes accumulated capital expenditures and capitalized interest for significant projects still under construction or in the process of being commissioned, and acquired assets, the development of which are still being evaluated. Management uses ROCE, excluding the impacts of major projects in progress, on capital employed to assess performance of operating assets.

For the twelve months ended December 31 ($ millions, except as noted)		2012	2011

Adjustments to net earnings
Net earnings		2 783	4 304
Add after-tax amounts for:
Unrealized foreign exchange (gain) loss on U.S. dollar denominated long-term debt		(157)	161
Interest expense		41	83

	A	2 667	4 548

Capital employed – beginning of twelve-month period
Net debt		6 976	11 254
Shareholders' equity		38 600	35 192

		45 576	46 446

Capital employed – end of twelve-month period
Net debt		6 632	6 976
Shareholders' equity		39 223	38 600

		45 855	45 576

Average capital employed	B	45 342	44 956

ROCE – including major projects in progress (%)	A/B	5.9	10.1

Average capitalized costs related to major projects in progress	C	8 729	12 106

ROCE – excluding major projects in progress (%)	A/(B-C)	7.3	13.8

             Suncor Energy Inc.
 034    2012 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Cash Flow from Operations

Cash flow from operations is a non-GAAP financial measure that adjusts a GAAP measure – cash flow provided by operating activities – for changes in non-cash working capital, which management uses to analyze operating performance and liquidity. Changes to non-cash working capital can include, among other factors, the timing of offshore feedstock purchases and payments for fuel and income taxes, which management believes reduces comparability between periods.

Three months ended December 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011

Net earnings (loss)	(1 040)	790	148	284	448	307	(118)	46	(562)	1 427
Adjustments for:
Depreciation, depletion, amortization and impairment	2 552	392	300	474	128	118	35	39	3 015	1 023
Deferred income taxes	(357)	270	2	(30)	68	92	(35)	(10)	(322)	322
Accretion of liabilities	26	18	15	16	1	1	3	—	45	35
Unrealized foreign exchange loss (gain) on U.S. dollar denominated long-term debt	—	—	—	—	—	—	91	(179)	91	(179)
Change in fair value of derivative contracts	—	—	1	—	(1)	17	(20)	34	(20)	51
Loss (gain) on disposal of assets	—	16	—	(9)	(5)	(5)	—	—	(5)	2
Share-based compensation	17	31	3	8	10	19	13	21	43	79
Exploration expenses	—	—	21	—	—	—	—	—	21	—
Settlement of decommissioning and restoration liabilities	(70)	(113)	(10)	(6)	(8)	(11)	—	—	(88)	(130)
Other	(38)	13	49	43	—	(4)	6	(32)	17	20

Cash flow from operations	1 090	1 417	529	780	641	534	(25)	(81)	2 235	2 650
Decrease (increase) in non-cash working capital	35	(47)	(117)	9	(497)	587	(481)	(396)	(1 060)	153

Cash flow provided by (used in) operating activities	1 125	1 370	412	789	144	1 121	(506)	(477)	1 175	2 803

Suncor Energy Inc.
                                                                                                                                       2012 Fourth Quarter    035

Twelve months ended December 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011

Net earnings (loss)	458	2 603	138	306	2 129	1 726	58	(331)	2 783	4 304
Adjustments for:
Depreciation, depletion, amortization and impairment	3 964	1 374	1 857	2 035	468	444	161	99	6 450	3 952
Deferred income taxes	266	895	28	354	529	494	(80)	(99)	743	1 644
Accretion of liabilities	109	85	62	69	4	3	7	—	182	157
Unrealized foreign exchange (gain) loss on U.S. dollar denominated long-term debt	—	—	—	—	—	—	(181)	183	(181)	183
Change in fair value of derivative contracts	—	—	—	—	(1)	3	11	(43)	10	(40)
(Gain) loss on disposal of assets	(29)	122	(1)	31	(13)	(16)	(1)	(1)	(44)	136
Share-based compensation	95	(35)	14	(4)	48	(21)	57	(42)	214	(102)
Exploration expenses	—	—	145	28	—	—	—	—	145	28
Settlement of decommissioning and restoration liabilities	(380)	(458)	(32)	(19)	(21)	(19)	—	—	(433)	(496)
Other	(76)	(14)	16	46	7	(40)	(71)	(12)	(124)	(20)

Cash flow from (used in) operations	4 407	4 572	2 227	2 846	3 150	2 574	(39)	(246)	9 745	9 746
(Increase) decrease in non-cash working capital	(781)	(676)	(205)	398	(485)	600	572	(80)	(899)	242

Cash flow provided by operating activities	3 626	3 896	2 022	3 244	2 665	3 174	533	(326)	8 846	9 988

Oil Sands Cash Operating Costs

Oil Sands cash operating costs and cash operating costs per barrel are non-GAAP financial measures, which are derived by adjusting Oil Sands segment operating, selling and general expense (a GAAP measure based on sales volumes) for i) costs pertaining to Syncrude operations; ii) non-production costs that management believes do not relate to the production performance of Oil Sands operations, including, but not limited to, share-based compensation adjustments, costs related to the remobilization or deferral of growth projects, research, the expense recorded as part of a non-monetary arrangement involving a third-party processor, and feedstock costs for natural gas used to create hydrogen for secondary upgrading processes; iii) excess power generated and sold that is recorded in operating revenue; and iv) the impacts of changes in inventory levels, such that the company is able to present cost information based on production volumes. Oil Sands cash operating costs are reconciled in the Segment Results and Analysis – Oil Sands section of this document.

Effective 2012, the calculation of Oil Sands cash operating costs has been updated to better reflect the ongoing cash cost of production, and prior period figures have been redetermined. The cost of natural gas feedstock for secondary upgrading processes, the cost of diluent purchased for transportation of product to markets, and non-cash costs related to the accretion of liabilities for decommissioning and restoration provisions are no longer included in cash operating costs.

             Suncor Energy Inc.
 036    2012 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Certain cash costs relating to safety programs, which were previously considered non-production costs, are now included in cash operating costs. The following table reconciles amounts previously reported to those presented in this document:

	Three months ended December 31, 2011		Twelve months ended December 31, 2011
	$ millions	$/bbl	$ millions	$/bbl

Cash operating costs, as previously reported	1 191	39.60	4 479	40.20
Elements added to cash operating costs definition:
Safety programs	10		33
Elements removed from cash operating costs definition:
Natural gas feedstock for secondary upgrading processes	(13)		(53)
Accretion of liabilities	(16)		(64)
Purchased diluent	—		(40)

Cash operating costs, as restated	1 172	39.00	4 355	39.05

9. FORWARD-LOOKING INFORMATION

This document contains certain forward-looking statements and other information based on Suncor's current expectations, estimates, projections and assumptions that were made by the company in light of information available at the time the statement was made and consider Suncor's experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; capital efficiencies and cost-savings; applicable royalty rates and tax laws; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour and services; and the receipt, in a timely manner, of regulatory and third-party approvals. In addition, all other statements and other information that address expectations or projections about the future, and other statements and information about Suncor's strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results, future financing and capital activities, and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements and information may be identified by words like "expects", "anticipates", "will", "estimates", "plans", "scheduled", "believes", "projects", "could", "focus", "goal", "outlook", "guidance", "target", "continue", "should", "may" and similar expressions.

Forward-looking statements in this document include references to:

Suncor's expectations about production volumes and the performance of its existing assets, including that:

•
The ore grade quality of approximately 0.66 bbl/tonne at the Millennium mining area experienced exiting 2012 will continue into subsequent periods;

•
Bitumen production from the Firebag complex will reach production capacity of 180,000 bbls/d over the next year;

•
The third drill centre for Terra Nova is expected to be reconnected in the third quarter of 2013, when damaged flowlines can be replaced; and

•
Production declines in White Rose are expected to persist through 2013.

The anticipated duration and impact of planned maintenance events, including:

•
The scheduled seven week planned maintenance event at Upgrader 1 facilities in the second quarter of 2013, during which time there will be no production from these facilities;

•
The planned maintenance at one of the Firebag central processing facilities that is expected to be completed during a portion of the outage at Upgrader 1;

•
The company's plans to commence refurbishing the Upgrader 1 hydrogen plant in the first quarter of 2013, which is expected to be offline for approximately 14 weeks, and that the decrease in sweet SCO production during this outage is expected to be partially offset by the additional hydrotreating capacity from the MNU;

•
The planned maintenance event scheduled in the third quarter of 2013 for the company's Upgrader 2 facilities, which is anticipated to have an impact on SCO production;

•
Routine annual planned maintenance has been scheduled for Terra Nova, White Rose and Buzzard in the second and third quarters of 2013;

•
The scheduled planned maintenance events at the Edmonton refinery on the company's heavy sour crude train in the second quarter of 2013, with an expected duration of five weeks, and on its sweet synthetic crude unit in the third quarter of 2013, with an expected duration of two weeks; and

•
The six week planned maintenance event scheduled at the Sarnia refinery for one of its crude units, beginning the third quarter of 2013.

Suncor Energy Inc.
                                                                                                                                       2012 Fourth Quarter    037

Suncor's expectations about where future capital expenditures will be directed and the timing for completion sanction, and production of growth and other projects, including that:

•
The first two of four new storage tanks in Hardisty, Alberta will connect to the Enbridge mainline pipeline in 2013;

•
The final cost of Firebag Stage 4 will be approximately 15% under the most recent budget estimate of $2.0 billion;

•
The insulated pipeline, which will transport bitumen between Firebag and Suncor's upgrading facilities without the requirement for additional diluent starting in the second quarter of 2013;

•
The company will achieve first oil from wells on the new MacKay River well pad in the first quarter of 2013;

•
In relation to the Fort Hills mining project, a decision around sanction will be made by the partners in the second half of 2013;

•
Suncor plans to provide an update on the targeted timing for a sanction decision on the Joslyn project when available;

•
The plan for Suncor and its partner to work towards a decision on the Voyageur upgrader project by the end of the first quarter of 2013;

•
Suncor's share of capital for the Hebron project will be approximately $3.2 billion, the estimated gross oil production capacity for Hebron will be 150,000 bbls/d and that first oil is expected in late 2017; and

•
New well pad construction will maintain existing production levels from MacKay River and Firebag in future years.

Also:

•
Plans around Suncor's $7.3 billion capital and exploration budget for 2013;

•
The economic outlook for the Voyageur upgrader project is challenged;

•
The company's belief that market conditions in the North America Onshore Operations is improving and Suncor will pursue opportunities to divest non-core properties from its North American onshore operations;

•
The company's assessment of asset impairment in Syria, including the amounts recorded as impairment charges (net of reversals) and write-offs in 2012, the potential repayment of proceeds from risk mitigation instruments and the carrying value of such assets as at December 31, 2012;

•
The company's belief that it will be able to successfully defend its original filing position relating to the Buzzard derivative contracts and that no increased income tax payable ultimately should result from the CRA's actions;

•
The company's assessment of the situation in Libya, including the amounts recorded as impairment charges in 2011 and the expectation exploration drilling will restart in the first quarter of 2013; and

•
The company's assessment of the net recoverable value of certain exploration assets in East Coast Canada and North America Onshore, certain properties in North America Onshore, as well as the Voyageur upgrader project, and the amounts recorded as impairments.

Forward-looking statements and information are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor's actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

The financial and operating performance of the company's reportable operating segments, specifically Oil Sands, Exploration and Production, and Refining and Marketing, may be affected by a number of factors.

Factors that affect our Oil Sands segment include, but are not limited to, volatility in the prices for crude oil and other production, and the related impacts of fluctuating light/heavy and sweet/sour crude oil differentials; changes in the demand for refinery feedstock and diesel fuel, including the possibility that refiners that process our proprietary production will be closed, experience equipment failure or other accidents; our ability to operate our Oil Sands facilities reliably in order to meet production targets; the output of newly commissioned facilities, the performance of which may be difficult to predict during initial operations; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; our dependence on pipeline capacity and other logistical constraints, which may affect our ability to distribute our products to market; our ability to finance Oil Sands growth and sustaining capital expenditures; the availability of bitumen feedstock for upgrading operations, which can be negatively affected by poor ore grade quality, unplanned mine equipment and extraction plant maintenance, tailings storage, and In Situ reservoir and equipment performance, or the unavailability of third-party bitumen; inflationary pressures on operating costs, including labour, natural gas and other energy sources used in oil sands processes; our ability to complete projects, including planned maintenance events, both on time and on budget, which could be impacted by competition from other projects (including other oil sands projects) for goods and services and demands on infrastructure in Alberta's Wood Buffalo region and the surrounding area (including housing, roads and schools); risks and uncertainties associated with obtaining regulatory and stakeholder approval for exploration and development activities; changes to royalty and tax legislation and related agreements that could impact our business, such as our current dispute with the Alberta Department of Energy in respect of the Bitumen Valuation Methodology Regulation; the potential for disruptions to operations and construction projects as a result of our relationships with labour unions that represent employees at our facilities; and changes to environmental regulations or legislation.

Factors that affect our Exploration and Production segment include, but are not limited to, volatility in crude oil and natural gas prices; operational risks and uncertainties associated with oil and gas activities, including unexpected formations or pressures, premature declines of reservoirs, fires, blow-outs, equipment failures and other accidents, uncontrollable flows of crude oil, natural gas or well fluids, and pollution and other environmental risks; the possibility that completed maintenance activities may not

             Suncor Energy Inc.
 038    2012 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com improve operational performance or the output of related facilities; adverse weather conditions, which could disrupt output from producing assets or impact drilling programs, resulting in increased costs and/or delays in bringing on new production; political, economic and socio-economic risks associated with Suncor's foreign operations, including the unpredictability of operating in Libya and that operations in Syria continue to be impacted by sanctions or political unrest; risks and uncertainties associated with obtaining regulatory and stakeholder approval for exploration and development activities; the potential for disruptions to operations and construction projects as a result of our relationships with labour unions that represent employees at our facilities; and market demand for mineral rights and producing properties, potentially leading to losses on disposition or increased property acquisition costs.

Factors that affect our Refining and Marketing segment include, but are not limited to, fluctuations in demand and supply for refined products that impact the company's margins; market competition, including potential new market entrants; our ability to reliably operate refining and marketing facilities in order to meet production or sales targets; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; risks and uncertainties affecting construction or planned maintenance schedules, including the availability of labour and other impacts of competing projects drawing on the same resources during the same time period; and the potential for disruptions to operations and construction projects as a result of our relationships with labour unions or employee associations that represent employees at our refineries and distribution facilities.

Additional risks, uncertainties and other factors that could influence the financial and operating performance of all of Suncor's operating segments and activities include, but are not limited to, changes in general economic, market and business conditions, such as commodity prices, interest rates and currency exchange rates; fluctuations in supply and demand for Suncor's products; the successful and timely implementation of capital projects, including growth projects and regulatory projects; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; labour and material shortages; actions by government authorities, including the imposition of taxes or changes to fees and royalties, and changes in environmental and other regulations; the ability and willingness of parties with whom we have material relationships to perform their obligations to us; the occurrence of unexpected events such as fires, equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor; the potential for security breaches of Suncor's information systems by computer hackers or cyberterrorists, and the unavailability or failure of such systems to perform as anticipated as a result of such breaches; our ability to find new oil and gas reserves that can be developed economically; the accuracy of Suncor's reserves, resources and future production estimates; market instability affecting Suncor's ability to borrow in the capital debt markets at acceptable rates; maintaining an optimal debt to cash flow ratio; the success of the company's risk management activities using derivatives and other financial instruments; the cost of compliance with current and future environmental laws; risks and uncertainties associated with closing a transaction for the purchase or sale of an oil and gas property, including estimates of the final consideration to be paid or received, the ability of counterparties to comply with their obligations in a timely manner and the receipt of any required regulatory or other third-party approvals outside of Suncor's control that are customary to transactions of this nature; and the accuracy of cost estimates, some of which are provided at the conceptual or other preliminary stage of projects and prior to commencement or conception of the detailed engineering that is needed to reduce the margin of error and increase the level of accuracy. The foregoing important factors are not exhaustive.

Many of these risk factors and other assumptions related to Suncor's forward-looking statements and information are discussed in further detail throughout this document and under the heading Risk Factors in the 2011 annual MD&A, the 2011 Annual Information Form and Form 40-F on file with Canadian securities commissions at www.sedar.com and the United States Securities and Exchange Commission at www.sec.gov. Readers are also referred to the risk factors and assumptions described in other documents that Suncor files from time to time with securities regulatory authorities. Copies of these documents are available without charge from the company.

Suncor Energy Inc.
                                                                                                                                       2012 Fourth Quarter    039

Consolidated Statements of Comprehensive (Loss) Income
(unaudited)

	Three months ended December 31		Twelve months ended December 31
($ millions)	2012	2011	2012	2011

Revenues and Other Income
Operating revenues, net of royalties (note 3)	9 444	9 906	38 208	38 339
Other income (note 4)	91	60	408	453

	9 535	9 966	38 616	38 792

Expenses
Purchases of crude oil and products	4 471	4 396	17 101	17 725
Operating, selling and general	2 187	2 385	8 948	8 424
Transportation	194	189	685	736
Depreciation, depletion, amortization and impairment (note 5)	3 015	1 023	6 450	3 952
Exploration	71	10	309	116
(Gain) loss on disposal of assets	(5)	2	(44)	136
Project start-up costs	20	21	60	163
Financing expenses (income) (note 8)	196	(109)	66	471

	10 149	7 917	33 575	31 723

(Loss) Earnings before Income Taxes	(614)	2 049	5 041	7 069

Income Taxes
Current	270	300	1 515	1 121
Deferred	(322)	322	743	1 644

	(52)	622	2 258	2 765

Net (Loss) Earnings	(562)	1 427	2 783	4 304

Other Comprehensive Income (Loss)
Foreign currency translation adjustment	100	32	(16)	230
Foreign currency translation reclassified to net earnings	—	—	—	14
Cash flow hedges reclassified to net earnings	—	—	(1)	—
Actuarial loss (gain) on employee retirement benefit plans, net of income taxes of $(15) (2011 – $36) and $63 (2011 – $117) for the three and twelve months ended December 31, respectively	32	(103)	(177)	(339)

Other Comprehensive Income (Loss)	132	(71)	(194)	(95)

Total Comprehensive (Loss) Income	(430)	1 356	2 589	4 209

Per Common Share (dollars) (note 10)
Net (loss) earnings – basic	(0.37)	0.91	1.80	2.74
Net (loss) earnings – diluted	(0.37)	0.91	1.79	2.67
Cash dividends	0.13	0.11	0.50	0.43

See accompanying notes to the interim consolidated financial statements.

             Suncor Energy Inc.
 040    2012 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Consolidated Balance Sheets
(unaudited)

($ millions)	Dec 31 2012	Dec 31 2011

Assets
Current assets
Cash and cash equivalents	4 393	3 803
Accounts receivable	5 244	5 412
Inventories	3 743	4 205
Income taxes receivable	799	704

Total current assets	14 179	14 124
Property, plant and equipment, net	55 458	52 589
Exploration and evaluation	3 284	4 554
Other assets	320	311
Goodwill and other intangible assets	3 128	3 139
Deferred income taxes	80	60

Total assets	76 449	74 777

Liabilities and Shareholders' Equity
Current liabilities
Short-term debt	776	763
Current portion of long-term debt	311	12
Accounts payable and accrued liabilities	6 469	7 755
Current portion of provisions	856	811
Income taxes payable	1 170	969

Total current liabilities	9 582	10 310
Long-term debt	9 938	10 004
Other long-term liabilities	2 310	2 392
Provisions	4 933	3 752
Deferred income taxes	10 463	9 719
Shareholders' equity	39 223	38 600

Total liabilities and shareholders' equity	76 449	74 777

See accompanying notes to the interim consolidated financial statements.

Suncor Energy Inc.
                                                                                                                                       2012 Fourth Quarter    041

Consolidated Statements of Cash Flows
(unaudited)

	Three months ended December 31		Twelve months ended December 31
($ millions)	2012	2011	2012	2011

Operating Activities
Net (loss) earnings	(562)	1 427	2 783	4 304
Adjustments for:
Depreciation, depletion, amortization and impairment	3 015	1 023	6 450	3 952
Deferred income taxes	(322)	322	743	1 644
Accretion	45	35	182	157
Unrealized foreign exchange loss (gain) on U.S. dollar denominated long-term debt	91	(179)	(181)	183
Change in fair value of derivative contracts	(20)	51	10	(40)
(Gain) loss on disposal of assets	(5)	2	(44)	136
Share-based compensation	43	79	214	(102)
Exploration	21	—	145	28
Settlement of decommissioning and restoration liabilities	(88)	(130)	(433)	(496)
Other	17	20	(124)	(20)
(Increase) Decrease in non-cash working capital	(1 060)	153	(899)	242

Cash flow provided by operating activities	1 175	2 803	8 846	9 988

Investing Activities
Capital and exploration expenditures	(2 205)	(1 814)	(6 959)	(6 850)
Acquisitions	—	—	—	(842)
Proceeds from disposal of assets	10	39	68	3 074
Proceeds from risk mitigation instruments	300	—	300	—
Other investments	3	(7)	(3)	(6)
(Increase) Decrease in non-cash working capital	(193)	36	(51)	26

Cash flow used in investing activities	(2 085)	(1 746)	(6 645)	(4 598)

Financing Activities
Net change in short-term debt	35	(16)	13	(1 221)
Net change in long-term debt	426	10	414	(4)
Repayment of long-term debt	—	—	—	(500)
Issuance of common shares under share option plans	9	6	188	213
Purchase of common shares for cancellation, net of option premiums (note 7)	(408)	(359)	(1 451)	(500)
Dividends paid on common shares	(195)	(170)	(756)	(664)

Cash flow used in financing activities	(133)	(529)	(1 592)	(2 676)

(Decrease) Increase in Cash and Cash Equivalents	(1 043)	528	609	2 714
Effect of foreign exchange on cash and cash equivalents	(12)	(12)	(19)	12
Cash and cash equivalents at beginning of period	5 448	3 287	3 803	1 077

Cash and Cash Equivalents at End of Period	4 393	3 803	4 393	3 803

Supplementary Cash Flow Information
Interest paid	260	238	642	672
Income taxes paid	415	298	1 510	885

See accompanying notes to the interim consolidated financial statements.

             Suncor Energy Inc.
 042    2012 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Consolidated Statements of Changes in Shareholders' Equity
(unaudited)

($ millions)	Share Capital	Contributed Surplus	Foreign Currency Translation	Cash Flow Hedges	Retained Earnings	Total	Number of Common Shares (thousands)

At December 31, 2010	20 188	507	(451)	14	14 934	35 192	1 565 489

Net earnings	—	—	—	—	4 304	4 304	—
Foreign currency translation adjustment	—	—	244	—	—	244	—
Actuarial loss on employee retirement benefit plans	—	—	—	—	(339)	(339)	—

Total comprehensive income	—	—	244	—	3 965	4 209	—
Issued under share option plans	325	(57)	—	—	—	268	9 920
Issued under dividend reinvestment plan	12	—	—	—	(12)	—	355
Purchase of common shares for cancellation	(222)	—	—	—	(278)	(500)	(17 128)
Share-based compensation	—	94	—	—	—	94	—
Income tax benefit of stock option deduction in the U.S.	—	1	—	—	—	1
Dividends paid on common shares	—	—	—	—	(664)	(664)	—

At December 31, 2011	20 303	545	(207)	14	17 945	38 600	1 558 636

Net earnings	—	—	—	—	2 783	2 783	—
Foreign currency translation adjustment	—	—	(16)	—	—	(16)	—
Net change in cash flow hedges	—	—	—	(1)	—	(1)	—
Actuarial loss on employee retirement benefit plans	—	—	—	—	(177)	(177)	—

Total comprehensive income	—	—	(16)	(1)	2 606	2 589	—
Issued under share option plans	255	(49)	—	—	—	206	10 804
Issued under dividend reinvestment plan	15	—	—	—	(15)	—	479
Purchase of common shares for cancellation, net of option premiums (note 7)	(609)	—	—	—	(842)	(1 451)	(46 862)
Liability for share purchase commitment (note 7)	(19)	—	—	—	(29)	(48)	—
Share-based compensation	—	83	—	—	—	83	—
Dividends paid on common shares	—	—	—	—	(756)	(756)	—

At December 31, 2012	19 945	579	(223)	13	18 909	39 223	1 523 057

See accompanying notes to the interim consolidated financial statements.

Suncor Energy Inc.
                                                                                                                                       2012 Fourth Quarter    043

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

1. REPORTING ENTITY AND DESCRIPTION OF THE BUSINESS

Suncor Energy Inc. (Suncor or the company) is an integrated energy company headquartered in Canada. Suncor's operations include oil sands development and upgrading, onshore and offshore oil and gas production, petroleum refining, and product marketing primarily under the Petro-Canada brand. The consolidated financial statements of the company comprise the company and its subsidiaries and the company's interests in associates and jointly controlled entities.

The address of the company's registered office is 150 – 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3E3.

2. BASIS OF PREPARATION

(a)  Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles, specifically International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board. They are condensed as they do not include all of the information required for full annual financial statements, and they should be read in conjunction with the consolidated financial statements for the year ended December 31, 2011.

The policies applied in these condensed interim consolidated financial statements are based on International Financial Reporting Standards (IFRS) issued and outstanding as at February 4, 2013, the date the Audit Committee approved these statements on behalf of the Board of Directors.

(b)  Basis of Measurement

The consolidated financial statements are prepared on a historical cost basis except as detailed in the accounting policies disclosed in the company's consolidated financial statements for the year ended December 31, 2011. Those accounting policies have been applied consistently to all periods presented in these financial statements.

(c)  Functional Currency and Presentation Currency

These consolidated financial statements are presented in Canadian dollars, which is the company's functional currency.

(d)  Use of Estimates and Judgment

The timely preparation of financial statements requires that management make estimates and assumptions and use judgment. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgment used in the preparation of the financial statements are described in the company's consolidated financial statements for the year ended December 31, 2011.

3. SEGMENTED INFORMATION

The company's operating segments are determined based on differences in the nature of their operations, products and services.

Intersegment sales of crude oil and natural gas are accounted for at market values and included, for segmented reporting, in revenues of the segment making the transfer and expenses of the segment receiving the transfer. Intersegment amounts are eliminated on consolidation.

             Suncor Energy Inc.
 044    2012 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

	Three months ended December 31
	Oil Sands(1)		Exploration and Production		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011

Revenues and Other Income
Gross revenues	1 941	2 409	1 513	1 831	6 488	6 354	31	30	9 973	10 624
Intersegment revenues	784	924	52	73	67	10	(903)	(1 007)	—	—
Less: Royalties	(65)	(278)	(464)	(440)	—	—	—	—	(529)	(718)

Operating revenues, net of royalties	2 660	3 055	1 101	1 464	6 555	6 364	(872)	(977)	9 444	9 906
Other income	—	5	24	1	11	(9)	56	63	91	60

	2 660	3 060	1 125	1 465	6 566	6 355	(816)	(914)	9 535	9 966

Expenses
Purchases of crude oil and products	60	19	185	144	5 180	5 143	(954)	(910)	4 471	4 396
Operating, selling and general	1 312	1 418	142	276	590	610	143	81	2 187	2 385
Transportation	63	112	87	30	54	47	(10)	—	194	189
Depreciation, depletion, amortization and impairment	2 552	392	300	474	128	118	35	39	3 015	1 023
Exploration	18	7	53	3	—	—	—	—	71	10
(Gain) loss on disposal of assets	—	16	—	(9)	(5)	(5)	—	—	(5)	2
Project start-up costs	19	21	—	—	1	—	—	—	20	21
Financing expenses (income)	33	19	27	21	4	15	132	(164)	196	(109)

	4 057	2 004	794	939	5 952	5 928	(654)	(954)	10 149	7 917

(Loss) Earnings before Income Taxes	(1 397)	1 056	331	526	614	427	(162)	40	(614)	2 049
Income taxes
Current	—	(4)	181	273	98	28	(9)	3	270	300
Deferred	(357)	270	2	(31)	68	92	(35)	(9)	(322)	322

	(357)	266	183	242	166	120	(44)	(6)	(52)	622

Net (Loss) Earnings	(1 040)	790	148	284	448	307	(118)	46	(562)	1 427

Capital and Exploration Expenditures	1 574	1 271	353	262	252	221	26	60	2 205	1 814

Suncor Energy Inc.
                                                                                                                                       2012 Fourth Quarter    045

	Twelve months ended December 31
	Oil Sands (1)		Exploration and Production		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011

Revenues and Other Income
Gross revenues	8 378	8 583	5 947	6 293	26 109	25 657	89	77	40 523	40 610
Intersegment revenues	3 124	3 420	529	491	212	56	(3 865)	(3 967)	—	—
Less: Royalties	(684)	(799)	(1 631)	(1 472)	—	—	—	—	(2 315)	(2 271)

Operating revenues, net of royalties	10 818	11 204	4 845	5 312	26 321	25 713	(3 776)	(3 890)	38 208	38 339
Other income	20	31	71	(3)	27	58	290	367	408	453

	10 838	11 235	4 916	5 309	26 348	25 771	(3 486)	(3 523)	38 616	38 792

Expenses
Purchases of crude oil and products	211	383	444	585	20 395	20 547	(3 949)	(3 790)	17 101	17 725
Operating, selling and general	5 375	5 169	795	850	2 286	2 182	492	223	8 948	8 424
Transportation	337	399	182	116	204	219	(38)	2	685	736
Depreciation, depletion, amortization and impairment	3 964	1 374	1 857	2 035	468	444	161	99	6 450	3 952
Exploration	71	56	238	60	—	—	—	—	309	116
(Gain) Loss on disposal of assets	(29)	122	(1)	31	(13)	(16)	(1)	(1)	(44)	136
Project start-up costs	57	163	—	—	3	—	—	—	60	163
Financing expenses (income)	127	74	81	65	5	13	(147)	319	66	471

	10 113	7 740	3 596	3 742	23 348	23 389	(3 482)	(3 148)	33 575	31 723

Earnings (Loss) before Income Taxes	725	3 495	1 320	1 567	3 000	2 382	(4)	(375)	5 041	7 069
Income taxes
Current	1	(3)	1 154	907	342	162	18	55	1 515	1 121
Deferred	266	895	28	354	529	494	(80)	(99)	743	1 644

	267	892	1 182	1 261	871	656	(62)	(44)	2 258	2 765

Net Earnings (Loss)	458	2 603	138	306	2 129	1 726	58	(331)	2 783	4 304

Capital and Exploration Expenditures	4 957	5 100	1 261	874	646	633	95	243	6 959	6 850

(1)
During the first quarter of 2012, the company completed a review of the presentation of purchase and sale transactions in its Oil Sands segment. It was determined that certain transactions previously recorded on a gross basis are more appropriately reflected through net presentation.

Prior period comparative figures have been reclassified for comparability with the current period presentation. The impact is as follows:

($ millions, increase/(decrease))	Three months ended December 31, 2011	Twelve months ended December 31, 2011

Gross revenues	(171)	(998)
Purchases of crude oil and products	(171)	(998)

Net earnings	—	—

             Suncor Energy Inc.
 046    2012 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

4. OTHER INCOME

Other Income consists of the following:

	Three months ended December 31		Twelve months ended December 31
($ millions)	2012	2011	2012	2011

Energy trading activities
Change in fair value of contracts	85	90	246	301
(Losses) gains on inventory valuation	(34)	8	(13)	(19)
Risk management activities	—	(19)	1	(22)
Investment and interest income	25	10	80	141
Renewable energy grants	14	14	59	64
Other	1	(43)	35	(12)

	91	60	408	453

5. ASSET IMPAIRMENT AND REVERSALS

Oil Sands

During the fourth quarter of 2012, the company recognized after-tax impairment charges of $1.487 billion related to the Voyageur upgrader project in its Oil Sands business. As a result of the challenging economic outlook for the Voyageur upgrader project, an impairment test was performed at December 31, 2012, using a fair value less cost to sell methodology. The company used an expected future cash flow approach, with a risk-adjusted discount rate of 10% to perform the calculation. As at December 31, 2012, the company's carrying value for net assets relating to the Voyageur upgrader project was approximately $345 million.

The impairment charges were recorded as part of Depreciation, Depletion, Amortization and Impairment expense.

Syria

In the fourth quarter of 2012, the company recognized an impairment reversal of $177 million related to Syrian assets in its Exploration and Production business.

In December 2011, the company declared force majeure under its contractual obligations, suspended its operations and ceased recording production due to political unrest and international sanctions affecting that country. An impairment test was performed at that time, which determined that the assets were not impaired.

As there had been no resolution of the political situation at the end of the second quarter of 2012, another impairment test was performed on the company's Syrian assets. As a result, the company recognized after-tax impairment charges and write-downs of $694 million. The impairment losses were recorded as part of Depreciation, Depletion, Amortization and Impairment expense and charged against Property, Plant and Equipment ($604 million) and other current assets ($23 million). The company also wrote off the remainder of its Syrian receivables ($67 million). A write-down of receivables of $64 million had previously been recorded at December 31, 2011.

During the fourth quarter of 2012, the company received risk mitigation proceeds of $300 million in respect of its Syrian operations. The proceeds have a repayment condition should Suncor resume operations in Syria and have been recorded as a non-current provision at December 31, 2012.

After receipt of the risk mitigation proceeds, an impairment test was performed at December 31, 2012, using a value-in-use methodology. The company used an expected cash flow approach based on 2011 year-end reserves data updated for the company's best estimate of price realizations and remaining reserves, with three scenarios representing i) resumption of operations

Suncor Energy Inc.
                                                                                                                                       2012 Fourth Quarter    047

in one year, ii) resumption of operations in five years, and iii) total loss. The two scenarios where the company resumes operations incorporated repayment of the risk mitigation proceeds in accordance with the terms of the agreement. These scenarios were probability-weighted based on the company's best estimates, and present valued using a risk-adjusted discount rate of 19%.

The impairment reversal of $177 million was recorded as part of Depreciation, Depletion, Amortization and Impairment expense and offset against Property, Plant and Equipment.

The resulting carrying value of the company's property, plant, and equipment in Syria net of the risk mitigation provision at December 31, 2012 was approximately $130 million.

Libya

In the second quarter of 2011, the company recognized after-tax impairment charges of $514 million related to Libyan assets in its Exploration and Production business. At that time, production had been shut in due to political violence in Libya. The impairment losses were recorded as part of Depreciation, Depletion, Amortization and Impairment expense, and charged against Property, Plant and Equipment ($259 million), Exploration and Evaluation assets ($211 million), and Inventories ($44 million).

During the fourth quarter of 2011, the company reversed an $11 million impairment charge that related to crude oil inventories. The reversal was the result of lifting certain of the political sanctions, and the joint venture partner confirming the existence of previously written off crude oil.

Production payments resumed in January 2012 with production in all major fields restarted in the first quarter of 2012. As a result, a valuation assessment was performed. The company used an expected cash flow approach based on 2012 year-end reserves data with a risk-adjusted discount rate of 17% to reflect uncertainty related to continued political unrest in the region, current production levels and the timing and success of future exploration drilling commitments. No reversal of impairment was recorded at December 31, 2012.

The carrying value of Suncor's net assets in Libya as at December 31, 2012, net of asset impairment and write-offs, was approximately $650 million.

Other

During the fourth quarter of 2012, the company recognized an after-tax impairment charge of $65 million related primarily to certain East Coast Canada exploration and evaluation assets as well as natural gas Arctic land leases in the Exploration and Production business as a result of future development uncertainty. In addition, the company also recognized an after-tax impairment charge of $63 million related to certain natural gas cash generating units (CGUs) in the Exploration and Production business due to a decline in price forecasts. The recoverable amount was determined using a fair value less cost to sell methodology, with the expected cash flow approach based on 2012 year-end reserves data and a risk-adjusted discount rate of 10%.

During the fourth quarter of 2011, the company recognized a charge of $100 million to reflect the write-down of certain natural gas CGUs in the Exploration and Production business to reflect the recoverable amount based on discounted cash flows.

The impairment charges were recorded as part of Depreciation, Depletion, Amortization and Impairment expense.

             Suncor Energy Inc.
 048    2012 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

6. SHARE-BASED COMPENSATION

The following table summarizes the share-based compensation expense (recovery) recorded for all plans within Operating, Selling and General expense.

	Three months ended December 31		Twelve months ended December 31
($ millions)	2012	2011	2012	2011

Equity-settled plans	5	13	83	94
Cash-settled plans	39	70	269	(95)

	44	83	352	(1)

7. NORMAL COURSE ISSUER BID

In September 2012, the company completed its first Normal Course Issuer Bid and put option program, and also announced a second Normal Course Issuer Bid program to purchase for cancellation of up to $1.0 billion of its common shares between September 20, 2012 and September 19, 2013.

During the twelve months ended December 31, 2012, the company purchased 46.9 million (2011 – 17.1 million) common shares for total consideration of $1,451 million (2011 – $500 million), net of $1.3 million (2011 – $nil) option premiums recognized in share capital. Of the amount recognized, $609 million (2011 – $222 million) was charged to share capital and $842 million (2011 – $278 million) to retained earnings.

The company has also recorded a liability of $48 million for share purchases that may take place during its internal blackout period under an automatic repurchase plan agreement with an independent broker. Of the liability recognized, $19 million was charged to share capital and $29 million to retained earnings.

8. FINANCING EXPENSES (INCOME)

	Three months ended December 31		Twelve months ended December 31
($ millions)	2012	2011	2012	2011

Interest on debt	155	176	643	661
Capitalized interest	(143)	(157)	(587)	(559)

Interest expense	12	19	56	102
Accretion	45	35	182	157
Foreign exchange loss (gain) on U.S. dollar denominated long-term debt	91	(179)	(181)	183
Foreign exchange and other	48	16	9	29

	196	(109)	66	471

9. INCOME TAXES

In the second quarter of 2012, the Ontario government substantively enacted legislation to freeze the general corporate income tax rate at the current 11.5% instead of the planned reduction to 10%. Accordingly, the company recognized an increase in deferred tax expense of $88 million related to the revaluation of deferred income tax balances.

In the first quarter of 2011, the U.K. government substantively enacted a 12% increase in the supplementary charge on U.K. oil and gas profits. Accordingly, the company recognized an increase in deferred tax expense of $442 million related to the revaluation of deferred income tax balances.

Suncor Energy Inc.
                                                                                                                                       2012 Fourth Quarter    049

10. (LOSS) EARNINGS PER COMMON SHARE

	Three months ended December 31		Twelve months ended December 31
($ millions)	2012	2011	2012	2011

Net (loss) earnings	(562)	1 427	2 783	4 304
Dilutive impact of accounting for awards as equity-settled (1)	—	—	(7)	(86)

Net (loss) earnings – diluted	(562)	1 427	2 776	4 218

(millions of common shares)
Weighted average number of common shares	1 529	1 566	1 545	1 571
Dilutive securities:
Effect of share options (2)	—	6	4	11

Weighted average number of diluted common shares	1 529	1 572	1 549	1 582

(dollars per common share)
Basic (loss) earnings per share	(0.37)	0.91	1.80	2.74
Diluted (loss) earnings per share	(0.37)	0.91	1.79	2.67

(1)
Options with tandem stock appreciation rights or cash payment alternatives are accounted for as cash-settled plans. As these awards can be exchanged for common shares of the company, they are considered potentially dilutive and are included in the calculation of the company's diluted net earnings per share if they have a dilutive impact in the period. Accounting for these awards as equity-settled was determined to have the most dilutive impact for the twelve months ended December 31, 2012 and 2011.

(2)
The dilutive effect of two million options for the three months ended December 31, 2012 has not been included in the determination of the weighted average number of common shares outstanding as the inclusion would be anti-dilutive to the net loss per common share.

11. SUBSEQUENT EVENT

In January 2013, the company received a proposal letter from the Canada Revenue Agency (CRA) relating to the income tax treatment of the realized losses in 2007 on the settlement of the Buzzard derivative contracts. The company strongly disagrees with the CRA's position and will respond to the proposal letter; however, the CRA may proceed to issue a notice of reassessment (NOR) to increase the amount payable by approximately $1.2 billion. The company firmly believes that it will be able to successfully defend its original filing position so that ultimately no increased income tax payable will result from the CRA's actions. However, notwithstanding the filing of an objection to dispute this matter, the company would be required to make a minimum payment of approximately 50% of the amount payable under the NOR, currently estimated to be $600 million, which would remain on account until the dispute is resolved.

             Suncor Energy Inc.
 050    2012 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Quarterly Operating Summary
(unaudited)

	Three months ended					Twelve months ended
Oil Sands	Dec 31 2012	Sept 30 2012	June 30 2012	Mar 31 2012	Dec 31 2011	Dec 31 2012	Dec 31 2011

Total Production (mbbls/d)	378.7	378.9	337.8	341.1	356.8	359.2	339.3

Excluding Syncrude
Production
Total (mbbls/d)	342.8	341.3	309.2	305.7	326.5	324.8	304.7
Firebag (mbbls/d of bitumen)	123.4	113.0	95.8	83.6	71.7	104.0	59.5
MacKay River (mbbls/d of bitumen)	27.9	17.0	32.0	31.0	29.7	27.0	30.0
Sales (mbbls/d)
Light sweet crude oil	82.3	104.4	98.9	89.5	109.9	93.8	85.5
Diesel	9.7	28.7	27.0	32.8	36.1	24.5	24.3
Light sour crude oil	174.4	175.9	110.9	183.0	158.1	161.1	170.6
Bitumen	57.3	36.4	56.7	27.5	14.5	44.5	24.0

Total sales	323.7	345.4	293.5	332.8	318.6	323.9	304.4

Average sales price (1) (dollars per barrel)
Light sweet crude oil	90.76	87.84	88.18	98.57	103.51	91.17	98.50
Other (diesel, light sour crude oil and bitumen)	70.79	77.73	73.79	88.14	94.07	77.83	84.93
Total	75.87	80.79	78.64	90.95	97.33	81.69	88.74

Operating costs (dollars per barrel)
Cash costs	35.20	31.85	37.60	36.25	37.05	35.15	37.10
Natural gas	2.80	1.50	1.40	1.85	1.95	1.90	1.95

Cash operating costs* (2)	38.00	33.35	39.00	38.10	39.00	37.05	39.05
Project start-up costs	0.60	0.55	0.75	0.05	0.70	0.50	1.45

Total cash operating costs (3)	38.60	33.90	39.75	38.15	39.70	37.55	40.50
Depreciation, depletion and amortization	15.75	14.55	15.05	14.15	11.55	14.90	10.55

Total operating costs (4)	54.35	48.45	54.80	52.30	51.25	52.45	51.05

Operating costs – In situ bitumen production only (dollars per barrel)
Cash costs	11.90	14.60	17.75	18.80	23.75	15.50	20.10
Natural gas	5.20	3.40	3.05	3.65	5.15	3.90	5.40

Cash operating costs* (5)	17.10	18.00	20.80	22.45	28.90	19.40	25.50
Project start-up costs	1.00	0.70	0.20	(1.25)	0.50	0.25	3.90

Total cash operating costs (6)	18.10	18.70	21.00	21.20	29.40	19.65	29.40
Depreciation, depletion and amortization	12.40	12.45	11.70	8.55	9.90	11.40	7.35

Total operating costs (7)	30.50	31.15	32.70	29.75	39.30	31.05	36.75

Syncrude
Production (mbbls/d)	35.9	37.6	28.6	35.4	30.3	34.4	34.6

Average sales price (1) (dollars per barrel)	90.90	90.24	90.61	98.82	105.33	92.69	101.80

Operating costs** (dollars per barrel)
Cash costs	37.60	33.40	52.15	32.25	45.85	38.10	38.80
Natural gas	1.60	0.95	0.95	1.25	1.65	1.20	1.65

Cash operating costs* (2)	39.20	34.35	53.10	33.50	47.50	39.30	40.45
Project start-up costs	—	—	—	—	—	—	—

Total cash operating costs (3)	39.20	34.35	53.10	33.50	47.50	39.30	40.45
Depreciation, depletion and amortization	16.90	13.80	17.15	14.80	16.05	15.55	15.60

Total operating costs (4)	56.10	48.15	70.25	48.30	63.55	54.85	56.05

Footnotes and definitions, see page 55.

Suncor Energy Inc.
                                                                                                                                       2012 Fourth Quarter    051

Quarterly Operating Summary (continued)
 (unaudited)

	Three months ended					Twelve months ended
Exploration and Production	Dec 31 2012	Sept 30 2012	June 30 2012	Mar 31 2012	Dec 31 2011	Dec 31 2012	Dec 31 2011

Total Production (mboe/d)	177.8	156.4	204.6	221.2	219.7	189.9	206.7

North America Onshore
Production
Natural gas (mmcf/d)	264	279	294	323	335	290	357
Natural gas liquids and crude oil (mbbls/d)	5.9	5.5	5.1	5.8	5.0	5.6	5.1
Total production (mmcfe/d)	299	312	325	358	365	323	388

Average sales price (1)
Natural gas (dollars per mcf)	2.96	2.15	1.63	2.03	3.18	2.17	3.55
Natural gas liquids and crude oil (dollars per barrel)	71.43	72.91	79.25	84.34	90.58	76.93	85.30

East Coast Canada
Production (mbbls/d)
Terra Nova	2.2	—	13.3	19.6	14.3	8.8	16.2
Hibernia	29.1	15.7	31.0	28.7	30.2	26.1	30.9
White Rose	17.0	7.0	5.5	17.0	18.9	11.6	18.5

	48.3	22.7	49.8	65.3	63.4	46.5	65.6

Average sales price (1) (dollars per barrel)	108.37	108.49	104.25	122.31	111.77	112.15	108.42

International
Production (mboe/d)
North Sea
Buzzard	35.3	41.9	57.9	57.0	55.0	48.0	42.9
Other North Sea	—	—	—	—	—	—	3.8
Other International
Libya	44.4	39.8	42.7	39.2	24.6	41.5	12.1
Syria	—	—	—	—	15.9	—	17.6

	79.7	81.7	100.6	96.2	95.5	89.5	76.4

Average sales price (1) (dollars per boe)
Buzzard	104.19	104.06	103.18	111.83	106.41	106.12	105.18
Other North Sea	—	—	—	—	—	—	92.49
Other International	108.05	107.32	109.44	118.47	102.42	110.65	95.76

Footnotes and definitions, see page 55.

             Suncor Energy Inc.
 052    2012 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Quarterly Operating Summary (continued)
 (unaudited)

	Three months ended					Twelve months ended
Refining and Marketing	Dec 31 2012	Sept 30 2012	June 30 2012	Mar 31 2012	Dec 31 2011	Dec 31 2012	Dec 31 2011

Eastern North America
Refined product sales (thousands of m3/d)
Transportation fuels
Gasoline	19.6	20.2	20.2	19.2	20.1	19.8	20.9
Distillate	13.4	12.5	10.7	11.2	12.2	12.0	12.8

Total transportation fuel sales	33.0	32.7	30.9	30.4	32.3	31.8	33.7
Petrochemicals	1.8	1.7	2.3	2.2	1.7	2.0	2.1
Asphalt	2.3	3.5	2.2	1.6	2.2	2.4	2.4
Other	5.2	4.9	7.0	4.4	4.6	5.4	5.3

Total refined product sales	42.3	42.8	42.4	38.6	40.8	41.6	43.5

Crude oil supply and refining
Processed at refineries (thousands of m3/d)	32.2	32.6	30.6	30.3	30.7	31.4	32.0
Utilization of refining capacity (%)****	91	92	87	86	90	89	94

Western North America
Refined product sales (thousands of m3/d)
Transportation fuels
Gasoline	20.3	21.3	20.8	19.4	19.7	20.4	18.8
Distillate***	20.5	18.2	18.8	18.4	17.5	19.0	17.6

Total transportation fuel sales	40.8	39.5	39.6	37.8	37.2	39.4	36.4
Asphalt	1.5	1.9	1.8	1.2	1.1	1.6	1.2
Other	2.4	3.3	3.7	2.5	2.5	3.0	2.0

Total refined product sales	44.7	44.7	45.1	41.5	40.8	44.0	39.6

Crude oil supply and refining
Processed at refineries (thousands of m3/d)	37.3	37.6	37.3	36.4	32.8	37.2	32.8
Utilization of refining capacity (%)****	101	101	101	98	90	100	91

Footnotes and definitions, see page 55.

Suncor Energy Inc.
                                                                                                                                       2012 Fourth Quarter    053

Quarterly Operating Summary (continued)
 (unaudited)

	Three months ended					Twelve months ended
Netbacks	Dec 31 2012	Sept 30 2012	June 30 2012	Mar 31 2012	Dec 31 2011	Dec 31 2012	Dec 31 2011

North America Onshore (dollars per mcfe)
Average price realized (8)	4.65	3.81	3.48	3.98	4.54	3.97	4.81
Royalties	(0.38)	(0.28)	(0.20)	(0.24)	(0.48)	(0.27)	(0.48)
Transportation costs	(0.27)	(0.35)	(0.34)	(0.27)	(0.23)	(0.31)	(0.23)
Operating costs	(1.39)	(1.63)	(1.56)	(1.48)	(1.66)	(1.51)	(1.55)

Operating netback	2.61	1.55	1.38	1.99	2.17	1.88	2.55

East Coast Canada (dollars per barrel)
Average price realized (8)	110.69	112.91	106.73	123.73	114.35	114.46	110.31
Royalties	(27.17)	(31.16)	(38.83)	(34.72)	(36.95)	(33.40)	(34.49)
Transportation costs	(2.32)	(4.42)	(2.48)	(1.42)	(2.58)	(2.31)	(1.89)
Operating costs	(12.00)	(33.17)	(12.71)	(8.53)	(9.36)	(13.57)	(8.04)

Operating netback	69.20	44.16	52.71	79.06	65.46	65.18	65.89

North Sea – Buzzard (dollars per barrel)
Average price realized (8)	106.62	106.35	105.55	114.13	108.43	108.46	107.18
Transportation costs	(2.43)	(2.29)	(2.37)	(2.30)	(2.02)	(2.34)	(2.00)
Operating costs	(10.71)	(8.24)	(3.36)	(4.80)	(3.64)	(6.38)	(4.71)

Operating netback	93.48	95.82	99.82	107.03	102.77	99.74	100.47

Other North Sea (dollars per boe)
Average price realized (8)	—	—	—	—	—	—	94.86
Transportation costs	—	—	—	—	—	—	(2.37)
Operating costs	—	—	—	—	—	—	(17.82)

Operating netback	—	—	—	—	—	—	74.67

Other International (dollars per boe)
Average price realized (8)	108.34	107.67	109.79	118.84	102.68	110.99	96.06
Royalties	(81.09)	(61.02)	(57.50)	(67.13)	(54.06)	(66.93)	(54.69)
Transportation costs	(0.29)	(0.35)	(0.35)	(0.37)	(0.26)	(0.34)	(0.30)
Operating costs	(1.97)	(1.13)	(2.76)	(1.86)	(7.52)	(1.94)	(6.75)

Operating netback	24.99	45.17	49.18	49.48	40.84	41.78	34.32

Footnotes and definitions, see page 55.

             Suncor Energy Inc.
 054    2012 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Quarterly Operating Summary (continued)

Non-GAAP Financial Measures

Certain financial measures referred to in the Quarterly Operating Summary are not prescribed by Canadian generally accepted accounting principles (GAAP). Suncor includes cash and total operating costs per barrel and netback data because investors may use this information to analyze operating performance, leverage and liquidity. The additional information should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Definitions

(1) Average sales price	–	This operating statistic is calculated before royalties (where applicable) and net of related transportation costs.
(2) Cash operating costs	–	Include cash costs that are defined as operating, selling and general expenses (excluding inventory changes and restructuring costs). For a reconciliation of this non-GAAP financial measure, see Management's Discussion and Analysis.
(3) Total cash operating costs	–	Include cash operating costs as defined above and cash start-up costs.
(4) Total operating costs	–	Include total cash operating costs as defined above and non-cash operating costs.
(5) Cash operating costs – In situ bitumen production	–	Include cash costs that are defined as operating, selling and general expenses (excluding inventory changes and restructuring costs). Per barrel amounts are based on in situ production volumes only.
(6) Total cash operating costs – In situ bitumen production	–	Include cash operating costs – In situ bitumen production as defined above and cash start-up costs. Per barrel amounts are based on in situ production volumes only.
(7) Total operating costs – In situ bitumen production	–	Include total cash operating costs – In situ bitumen production as defined above and non-cash operating costs. Per barrel amounts are based on in situ production volumes only.
(8) Average price realized	–	This operating statistic is calculated before transportation costs and royalties and excludes the impact of hedging activities.

Explanatory Notes

*	Previously disclosed cash operating costs have been restated to reflect revisions to the cash operating costs definition. See the Non-GAAP Financial Measures Advisory section of Management's Discussion and Analysis.
**	Users are cautioned that the Syncrude cash costs per barrel measure may not be fully comparable to similar information calculated by other entities (including Suncor's own cash costs per barrel excluding Syncrude) due to differing operations of each company as well as their respective accounting policy choices.
***	Previously disclosed distillate sales volumes have been adjusted to remove certain sales volumes that originated in the Oil Sands segment.
****	As of January 1, 2012, the Montreal and the Commerce City refineries' nameplate capacities increased to 137 mbbls/d and 98 mbbls/d, respectively. Comparative utilization percentages have not been restated.

 Abbreviations

mbbls/d	– thousands of barrels per day
mcf	– thousands of cubic feet
mcfe	– thousands of cubic feet equivalent
mmcf/d	– millions of cubic feet per day
mmcfe/d	– millions of cubic feet equivalent per day
boe	– barrels of oil equivalent
mboe/d	– thousands of barrels of oil equivalent per day
m3/d	– cubic metres per day

Metric conversion

Crude oil, refined products, etc.	1m [3] (cubic metre) = approx. 6.29 barrels

Suncor Energy Inc.
                                                                                                                                       2012 Fourth Quarter    055

P.O. Box 2844, 150 - 6th Avenue S.W., Calgary, Alberta, Canada  T2P 3E3
tel: (403) 296-8000  fax: (403) 296-3030  info@suncor.com  www.suncor.com

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  EXHIBIT 99.1
Fourth Quarter 2012 Report to Shareholders for the period ended December 31, 2012